SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on December 31, 2003 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Unaudited Consolidated Financial Statements

for the six-month period ended as of

December 31, 2003

In comparative format

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of December 31, 2003 and June 30, 2003

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2003	June 30, 2003
ASSETS
CURRENT ASSETS
Cash and banks	93,226	87,182
Investments (Note 8)	91,519	139,105
Mortgages and leases receivables, net (Note 5)	42,260	35,594
Other receivables (Note 6)	39,064	12,147
Inventories (Note 7)	7,015	14,575

Total Current Assets	273,084	288,603

NON-CURRENT ASSETS
Mortgages receivables, net (Note 5)	3,016	2,777
Other receivables (Note 6)	221,937	123,926
Inventories, net (Note 7)	8,232	8,767
Investments, net (Note 8)	400,192	433,760
Fixed assets, net (Note 9)	1,216,688	1,197,521
Intangible assets, net	2,292	3,239

Subtotal Non-Current Assets	1,852,357	1,769,990
Goodwill, net	(9,447)	(5,629)

Total Non-Current Assets	1,842,910	1,764,361

Total Assets	2,115,994	2,052,964

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	33,234	25,805
Mortgages payable	2,197	2,100
Customer advances (Note 10)	16,931	13,212
Short term-debt (Note 11)	58,997	87,434
Salaries and social security charges	4,737	5,393
Taxes payable	10,910	9,778
Other liabilities (Note 12)	35,807	28,736

Total Current Liabilities	162,813	172,458

NON-CURRENT LIABILITIES
Trade accounts payable	3,308	3,609
Customer advances (Note 10)	28,033	25,260
Long term-debt (Note 11)	597,995	592,104
Taxes payable	6,741	1,684
Other liabilities (Note 12)	6,719	7,331

Total Non-Current Liabilities	642,796	629,988

Total Liabilities	805,609	802,446
Minority interest	438,335	441,332
SHAREHOLDERS’ EQUITY	872,050	809,186

Total Liabilities and Shareholders’ Equity	2,115,994	2,052,964

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vicepresident and acting president

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Results

For the six – month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2003	December 31, 2002
Mortgages, leases and services	109,106	104,121
Costs of sales, leases and services	(60,631)	(72,138)

Gross income	48,475	31,983
Selling expenses	(7,837)	(11,070)
Administrative expenses	(19,460)	(17,925)

Subtotal	(27,297)	(28,995)
Net loss in credit card trust	(210)	(2,571)
Results from operations and holding of real estate assets (Note 13)	—	(781)

Operating income / (loss) (Note 4)	20,968	(364)
Amortization of goodwill	(1,485)	(2,414)
Financial results generated by assets:
Interest income	2,808	8,517
Interest on discount by assets	657	—
Financial resutls	74,299	23,802
Exchange gain (loss)	13,865	(22,437)
Loss on exposure to inflation	—	(38,284)

Subtotal	91,629	(28,402)
Financial results generated by liabilities:
Interest on discount by liabilities	(263)	36,472
Discounts	—	26,154
Exchange (loss) gain	(25,293)	161,591
Gain on exposure to inflation	—	33,624
Financial expenses	(32,312)	(21,858)

Subtotal	(57,868)	235,983

Financial results, net	33,761	207,581
Net loss in related companies	(7,703)	(946)
Other income, net (Note 14)	20	10,845

Income before tax and minority interest	45,561	214,702
Minority interest	(196)	(25,819)
Income tax and asset tax	(12,952)	(23,333)

Income for the period	32,413	165,550
Earning per share
Basic (Note 24)	0.152	0.797
Diluted (Note 24)	0.101	0.508

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vicepresident and acting president

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Statements of Consolidated Cash Flows (1)

For the six – month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2003	December 31, 2002
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	187,342	28,377
Cash and cash equivalents as of end of period	125,427	215,730

Net (decrease) increase in cash and cash equivalents	(61,915)	187,353

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income for the period	32,413	165,550
Plus income tax and asset tax accrued for the period	12,952	23,333
Adjustments to reconcile net income to cash flow from operating activities:
• Equity in earnings of affiliated companies	7,703	946
• Minority interest in related companies	196	25,819
• Results from sale of fixed assets and intangible assets	(19)	(2,135)
• Results from repurchase O.N.	—	(11,858)
• Allowances and provisions	(205)	6,532
• Amortization and depreciation	33,428	44,490
• Results from operations and holding of real estate assets	—	781
• Financial results	(39,487)	(249,884)
Changes in operating assets and liabilities:
• Decrease / (Increase) in current investments	4,223	(3,543)
• Increase in non-current investments	(12,441)	(501)
• Increase in mortgages and leases receivables	(9,162)	(40)
• (Increase) / Decrease in other receivables	(6,182)	19,954
• Decrease in inventory	4,477	20,215
• Increase in intangible assets	(176)	(373)
• Increase / (Decrease) in taxes payable, salaries and social security and customer advances	6,475	(4,549)
• Increase / (Decrease) in accounts payable	7,128	(4,489)
• Increase in accrued interest	2,075	30,453
• Decrease in other liabilities	(9,517)	(13,152)

Net cash provided by operating activities	33,881	47,549

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiaries companies and equity investees	—	5,156
• Decrease from equity interest in subsidiary companies	618	—
• Purchase of shares and options of Banco Hipotecario S.A.	(91,124)	—
• Sale of Banco Hipotecario S.A. shares	28,577	—
• Sales of fixed assets and intangible assets	—	2,135
• Decrease in goodwill	—	1,182
• Payment for acquisition of undeveloped parcels of land	(126)	(511)
• Purchase and improvements of fixed assets	(5,065)	(4,487)

Net cash (used in) provided by Investing activities	(67,120)	3,475

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short-term and long-term debt	—	399,019
• Payment of short-term and long-term debt	(37,162)	(252,814)
• Decrease in minority shareholders	(2,123)	—
• Cash contribution from minority shareholders	—	86
• Payment of mortgages	—	(8,772)
• Issuance of Common Stock	16,295	—
• Dividends paid to minority shareholders	(4,536)	—
• Payment for seller financing	(1,150)	(1,190)

Net cash (used in) provided by financing activities	(28,676)	136,329

Net (decrease) increase in cash and cash equivalents	(61,915)	187,353

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vicepresident and acting president

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Statements of Consolidated Cash Flows (Continued)

For the six – month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2003	December 31, 2002
Supplemental cash flow information
Non-cash activities:
• Increase in fixed assets throug a decrease in inventory	—	1,230
• Increase in inventory through a decrease in fixed assets	2,606	7,240
• Increase in undeveloped parcerls of lands through a decrease in inventory	—	14,210
• Decrease in investments through an increase in mortgages receivables	—	1,979
• Issuance of credit card receivables	4,278	—
• Increase in customer advances through a decrease in other liabilities	—	2,853
• Liquidation of credit card receivables	1,322	—
• Increase in fixed assets through a decrease in undeveloped parcerls of lands	51,501	—
• Increase in other liabilities through an increase in other receivables.	15,682	—
• Increase in other receivables through a decrease in inventory	5,890	—
• Increase in other receivables through a decrease in investments	7,078	—
• Increase in fixed assets through an increase in mortgages	—	3,982
• Decrease in short-term and long-term debt through a decrease in other liabilities	—	35,566
• Decrease in short-term and long-term debt through an increase in other liabilities	1,326	—
• Increase in investments through a decrease in mortgages receivables	—	766
• Conversion of negotiable obligations into shares	14,148	—

Saúl Zang Vicepresident and acting president

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited consolidated financial statements

For the six – month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its Balance Sheets at December 31, 2003 and June 30, 2003 and the statements of results and cash flow for the period ended December 31, 2003 and 2002 line by line with the financial statements of its controlled companies, following the procedure established in Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, although not yet approved by the National Securities Commission. The application of this pronouncement to the financial statements of the Company does not differ significantly from the Technical Pronouncements Nos. 4 and 5 and the amendments of Technical Pronouncements 17 and 18.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT OR INDIRECT % OF CAPITAL		DIRECT OR INDIRECT % OF VOTING SHARES
COMPANIES	Dic 31, 2003	June 30, 2003	Dic 31, 2003	June 30, 2003
Ritelco S.A.	100,00	100,00	100,00	100,00
Palermo Invest S.A.	66,67	66,67	66,67	66,67
Abril S.A.	83,33	83,33	83,33	83,33
Pereiraola S.A.	83,33	83,33	83,33	83,33
Baldovinos S.A.	83,33	83,33	83,33	83,33
Hoteles Argentinos S.A.	80,00	80,00	80,00	80,00
Buenos Aires Trade & Finance Center S.A.	100,00	100,00	100,00	100,00
Alto Palermo S.A. (“APSA”)	54,64	54,79	54,64	54,79

b.	Acquisition of related companies

During the year ended at June 30, 2003, the Company acquired 30.955% of the capital stock and registered, non-endorsable, convertible negotiable obligations issued by Valle de Las Leñas S.A., falling due on October 31, 2005, with a face value of US$ 3.7 million, for approximately US$ 2.4 million. On March 4, 2003, the Company sold all its shareholding and negotiable obligations in Valle de las Leñas S.A. for US$ 6.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through to September 30, 2003. At December 31, 2003 however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statement of Results as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result due to exposure to changes in the purchasing power of the currency

b. Other holding gains and losses arising during the period.

c. Financial results.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 2:	(Continued)

Comparative information

Balances at December 31, 2002 shown in these unaudited financial statements for comparative purposes result from restating the amounts in the financial statements at those dates following the guidelines indicated previously.

Certain amounts in the financials statements al June 30, 2003 and December 31, 2002 were reclassified for disclosure on a comparative basis with those for the current period.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima.

a.	Shares and options of Banco Hipotecario S.A.

The shares and options of Banco Hipotecario S.A. held by the Company and Ritelco S.A. (a wholly-owned subsidiary) have been valued at their quotation at the end of the period, less estimated selling expenses.

b.	Revenue Recognition

The Company’s revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

See Note 4 for details on the Company’s business segments. As discussed in Note 1, the consolidated statements of results were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	(Continued)

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	(Continued)

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

c.	Intangible assets, net

Intangible assets are carried at cost adjusted for inflation, less accumulated depreciation.

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls and the e-business projects restated into year-end currency. Those expenses are amortized by the straight-line method in periods ranging from 2 to 3 years for each shopping mall or project, beginning as from the date of inauguration or commencement of operations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 3:	(Continued)

c.	Intangible assets, net (Continued)

•	Advertising expenses

Advertising expenses relate to the Torres de Abasto project and the opening of Abasto Shopping adjusted for inflation at the end of the period. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of results as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

•	Investment projects

Investment projects represent expenses primarily related to marketing efforts incurred by the Alto Palermo S.A for the selling of merchandise through certain means of communication. These costs are amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of project.

•	Tenants list-Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall restated for inflation at the end of the period and is amortized using the straight-line method over a five-year period.

Intangible assets include advertising costs incurred by the subsidiary APSA, that cannot be capitalized in accordance with current accounting standards, but which will be amortized in the coming year by the Company through application of transition rules.

The value of these assets, net of the provision recorded, does not exceed the estimated recoverable value at the end of the period.

d.	Goodwill

Negative goodwill represents the market value of net assets of the subsidiaries at the percentage participation acquired in excess of acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 1.4. to the basic financial statements and amortization has been calculated by the straight-line method based on an estimated life of 18 years, considering the weighted average of the remaining useful life of identifiable assets of the issuer subject to depreciation.

Additionally, also included was the goodwill from the controlled company APSA, originating from the purchase of shares of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. which is amortized through the straight line method over a period of not more than 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Results.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and Sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and Others. As discussed in Note 1, the consolidated financial statements of results were prepared following the guidelines of Technical Resolution No. 21.

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	(Continued)

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to Internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of December 31, 2003:

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Income	13,380	7,164	68,427	20,135	—	109,106
Costs	(11,095)	(4,149)	(34,194)	(11,193)	—	(60,631)
Gross income	2,285	3,015	34,233	8,942	—	48,475
Selling expenses	(946)	(374)	(3,878)	(2,639)	—	(7,837)
Administrative expenses	(2,656)	(2,015)	(9,498)	(5,291)	—	(19,460)
Net loss in credit card trust	—	—	(210)	—	—	(210)
Operating ( loss) / Income	(1,317)	626	20,647	1,012	—	20,968

Depreciation and amortization (b)	(1,592)	2,962	26,649	2,843	—	30,862
Addition of fixed assets and intangible assets	426	48	4,392	690	—	5,556
Non-current investments in other companies	—	—	7,405	14,588	—	21,993

Operating assets	285,571	251,032	979,691	112,013	—	1,628,307
Non - Operating assets	58,702	51,602	55,773	3,559	318,051	487,687
Total assets	344,273	302,634	1,035,464	115,572	318,051	2,115,994

Operating liabilities	6,984	4,253	80,880	7,233	—	99,350
Non-Operating liabilities	152,991	137,291	222,673	41,275	152,029	706,259
Total liabilities	159,975	141,544	303,553	48,508	152,029	805,609

(a)	Includes offices, commercial and residential premises.

(b)	Included in operating income / loss.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 4:	(Continued)

As of December 31, 2002

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Income	21,839	9,959	54,781	17,542	—	104,121
Costs	(25,085)	(4,402)	(33,334)	(9,317)	—	(72,138)
Gross (loss) income	(3,246)	5,557	21,447	8,225	—	31,983
Selling expenses	(1,635)	(308)	(7,072)	(2,055)	—	(11,070)
Administrative expenses	(2,997)	(1,381)	(8,851)	(4,696)	—	(17,925)
Net loss in credit card trust	—	—	(2,571)	—	—	(2,571)
Results from operations and holding of real estate assets	(781)	—	—	—	—	(781)
Operating (loss) / Income	(8,659)	3,868	2,953	1,474	—	(364)

Depreciation and amortization (b)	1,561	3,078	29,857	2,444	—	36,940
Addition of fixed assets and intangible assets (c)	4,294	49	3,449	5,627	—	13,419
Non-current investments in other companies (c)	—	—	8,527	13,387	—	21,914

Operating assets (c)	299,381	255,890	994,917	112,124	—	1,662,312
Non-operating assets (c)	43,859	37,487	54,029	3,030	252,247	390,652
Total assets (c)	343,240	293,377	1,048,946	115,154	252,247	2,052,964

Operating liabilities (c)	6,562	4,582	69,349	4,664	—	85,157
Non-operating liabilities (c)	154,084	138,190	224,640	42,290	158,085	717,289
Total liabilities (c)	160,646	142,772	293,989	46,954	158,085	802,446

(a)	Includes offices, commercial and residential premises.

(b)	Included in operating income/loss.

(c)	At June 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 5:	MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	2,414	1,602	3,805	1,789
Unearned interest	(60)	(173)	(67)	(194)
Debtors from rent	42,232	1,630	45,973	1,236
Rent in litigation	21,678	—	22,054	—
Debtors under legal proceedings	1,689	—	2,338	—
Checks to be deposited	11,582	—	6,177	—
Related parties	88	—	137	—
Trade accounts receivable for hotel activities	2,710	—	1,877	—
Less:
Allowance for doubtful accounts	(596)	—	(593)	—
Allowance for doubtful leases	(39,477)	(43)	(46,107)	(54)

	42,260	3,016	35,594	2,777

NOTE 6:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non- Current	Current	Non- Current
Asset tax	1,182	51,018	59	48,674
Value Added Tax (VAT)	429	2,354	310	2,542
Related parties	23,042	10	633	17
Guarantee deposits	327	77	890	693
Prepaid expenses	—	—	169	—
Expenses to be recovered	2,666	—	1,989	—
Fund administration	208	—	232	—
Advances to be rendered	2,421	—	824	—
Gross sales tax	343	427	252	318
Deferred income tax	—	62,610	—	66,134
Sundry debtors	1,901	—	2,079	—
Operation pending settlement	2,036	86,893	40	—
Income tax prepayments and withholdings	300	—	983	31
Country club debtors	462	—	462	—
Rebilled condominium expenses	—	—	651	—
Trust accounts receivable	1,435	510	—	433
Tax credit certificates	1,752	—	2,265	—
Interest rate swap receivable	375	14,696	307	8,172
Mortgages receivables	—	2,208	—	2,208
Present value – other receivables	—	(2,450)	—	(3,106)
Credit from barter of “Edificios Cruceros”	—	5,760	—	—
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Other	185	32	2	18

	39,064	221,937	12,147	123,926

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 7:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non- Current	Current	Non- Current
Dique II	—	—	5,648	—
Minetti “D”	42	—	42	—
Madero 1020	—	—	1,373	—
Rivadavia 2768	116	—	116	—
Sarmiento 517	40	—	245	—
Torres Jardín	245	—	245	—
Abril/Baldovinos	4,159	6,041	5,397	5,822
San Martín de Tours	939	2,191	—	2,945
Other	181	—	396	—
Torres de Abasto	555	—	555	—
Resale merchandise	77	—	99	—
Bonus merchandise	96	—	105	—
Other properties	565	—	354	—

	7,015	8,232	14,575	8,767

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 8:	INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2003	June 30, 2003
Current
Cedro (1)	100	128
Lebacs (1)	—	1,361
Bocanova (1)	260	305
Boden (1)	54	1,329
IRSA I Trust Exchangeable Certificate (1)	1,380	1,324
Banco Hipotecario (1)	10,327	—
Time deposits and money markets	19,896	27,505
Mutual funds (2)	53,632	102,396
Tarshop Trust (1)	5,812	4,719
Interest “Banco Ciudad de Bs. As. Bond” (1)	30	—
Other investments (1)	28	38

	91,519	139,105

Non-current
Llao – Llao Resorts S.A.	14,588	13,387
Banco de Crédito y Securitización S.A.	7,007	7,007
Banco Hipotecario S.A.	29,746	23,677
Pérez Cuesta S.A.C.I.	5,217	5,628
E-Commerce Latina S.A	2,188	2,899
Banco Hipotecario S.A. options	22	—
IRSA I Trust Exchangeable Certificate	6,491	8,777
Tarshop Trust	4,259	2,567
“Banco Ciudad de Bs. As. Bond”	906	—
Art work	37	37
Other	11,413	—

	81,874	63,979

Undeveloped parcels of land:
Constitucion 1111	1,146	1,146
Dique IV	6,160	6,160
Caballito plots of land	13,616	13,616
Padilla 902	71	71
Pilar	3,109	3,109
Torres Jardín IV	2,231	2,231
Puerto Retiro	46,292	46,257
Benavidez (3)	10,748	10,748
Santa María del Plata	124,594	124,594
Pereiraola	21,875	21,875
Bs. As. Trade and Finance Center S.A	25,973	25,973
Air space Supermercado Coto	9,080	9,080
Caballito	26,000	26,000
Rosario	—	51,501
Neuquén	8,539	8,539
Alcorta Plaza	15,953	15,950
Other parcels of undeveloped land	2,931	2,931

	318,318	369,781

	400,192	433,760

(1)	Not considered as cash por purposes of the statements of cash flow

(2)	Ps. 40,063 corresponding to the “Dolphin Fund PLC” al December 31, 2003 not considered as cash for purpose of the statement of cash flow and Ps. 1,264 corresponding to the NCH Development Partner fund at December 31, 2003 not considered as cash for purpose of the statement of cash flows.

(3)	Through its subsidiary Inversora Bolivar S.A., the Company granted an option of US$ 3,980,000 to purchase this building, expiring on May 15, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	December 31, 2003	June 30, 2003
Hotels
Hotel Intercontinental	56,114	57,177
Hotel Libertador	38,800	39,890

	94,914	97,067

Office buildings
Avda. de Mayo 595	4,067	4,112
Avda. Madero 942	1,990	2,006
Edificios costeros (Dique II)	17,776	17,937
Laminar Plaza	27,791	28,021
Libertador 498	35,155	35,444
Libertador 602	2,468	2,488
Madero 1020	3,788	6,433
Maipú 1300	40,408	40,771
Reconquista 823	16,925	17,075
Sarmiento 517	164	166
Suipacha 652	9,849	9,945
Alto Palermo Plaza	—	2
Intercontinental Plaza	63,042	63,728
Costeros Dique IV	17,429	17,566

	240,852	245,694

Commercial real estate
Alsina 934	1,471	1,485
Constitución 1111	399	403

	1,870	1,888

Other fixed assets
Abril	1,893	2,189
Alto Palermo Park	417	420
Thames	3,423	3,650
Other	3,442	3,489

	9,175	9,748

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 9:	(Continued)

	December 31, 2003	June 30, 2003
Shopping Center
Alto Avellaneda	101,238	105,133
Alto Palermo	238,333	247,477
Paseo Alcorta	70,851	72,690
Abasto	214,831	221,314
Patio Bullrich	124,784	127,803
Buenos Aires Design	24,613	25,840
Alto Noa	23,147	23,810
Rosario	53,885	—
Other properties	10,638	10,743
Other	7,557	8,314

	869,877	843,124

Total	1,216,688	1,197,521

NOTE 10:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non- Current	Current	Non- Current
Admission rights	10,006	17,265	7,442	14,044
Leases advances	4,856	10,768	4,183	11,216
Customer advances	2,069	—	1,587	—

	16,931	28,033	13,212	25,260

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 11:	SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non- Current	Current	Non- Current
Convertible bond APSA 2006 (1)	—	53,820	—	55,550
Accrued interest- Convertible bond APSA 2006 (1)	2,534	—	2,418	—
Negotiable obligations APSA (2)	3,059	74,802	3,640	73,617
Accrued interest- Negotiable obligations APSA (2)	2,221	—	1,554	—
Bank debts (3)	38,764	95,901	71,138	91,464
Accrued interest - bank loans (3)	4,597	—	3,032	—
Bond 100 M. (4)	—	276,951	—	279,235
Interest-Bond 100 M. (4)	2,913	—	2,765	—
Negotiable obligations 2009 - principal amount (5)	—	96,521	—	92,238
Negotiable obligations 2009 - accrued interest (5)	4,909	—	2,677	—
Other	—	—	210	—

	58,997	597,995	87,434	592,104

(1)	Corresponding to the Negotiable Bonds Convertible to stock (CNB) issued by APSA for a value of US$ 50 million, as detailed in Note 22 to the consolidated financial statements, net of the CNB underwritten by the Company for Ps. 30,929 thousand, net of fees and expenses related to issue of debt to be accrued.

(2)	Includes:

(a)	Ps. 48,773 thousand in unsecured general liabilities belonging to APSA, originally issued for a total value of V$N 85,000,000, which mature on 7 April 2005, on which date the principal will be amortized in full. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans, net of issue expenses.

(b)	Ps. 9,610 thousand corresponding to secured general liabilities of APSA originally issued for a value of US$ 40,000 thousand, and which mature on 13 January 2005, on which date the full amount of the principal will be amortized. As a detailed on Note 15 the current negotiable bonds are secured by the fiduciary assignment in the interest of the holders of the total share capital in Shopping Alto Palermo S.A. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans, net of issue expenses.

(c)	Ps. 19,478 thousand corresponding to secured general liabilities in Shopping Alto Palermo S.A. (SAPSA). As a detailed on Note 15 The terms of the liabilities require SAPSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans, net of issue expenses.

(3)	Includes mainly:

(a)	US$ 30,8 million corresponding to an unsecured loan falling due in the year 2009, as detailed in Note 5 to the unaudited basic financial statements.

(b)	Ps. 35,987 thousand current, corresponding to a loan secured with real estate assets belonging to Hoteles Argentinos S.A., as detailed in Note 15 to the unaudited consolidated financial statements.

(c)	Ps. 8,302 thousand corresponding to other current bank loans.

(4)	Corresponding to the issue of Convertible Negotiable Bonds of the Company for a total value of US$ 100 million as set forth in Notes 5 and 11 to the unaudited basic financial statements.

(5)	Corresponding to the issue of Negotiable Bonds secured with certain Company assets maturing in the year 2009, as detailed in Note 5 and 10 c. a to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 12:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Seller financing	5,588	—	6,625	—
Dividends payable	2,652	—	1,521	1,182
Intercompany	2,884	—	3,283	1
Guarantee deposits	525	1,417	726	977
Provision for discounts	9	—	9	—
Provision for lawsuits and contingencies	1,215	4,605	1,170	4,682
Directors’ fees	91	—	7,840	—
Rebilled condominium expenses	183	—	444	—
Directors’ deposits	—	8	—	8
Fund administration	491	—	491	—
Operation pending settlement	15,682	—	16	—
Collections on behalf of third parties	—	—	5	—
Pending settlements for sales of plots	770	—	113	—
Contributed leasehold improvements	212	796	212	902
Donations payable	3,645	—	4,827	—
Present value – other liabilities	—	(119)	—	(433)
Other	1,860	12	1,454	12

	35,807	6,719	28,736	7,331

NOTE 13:	RESULTS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS

The breakdown for this item is as follows:

	December 31, 2003	December 31, 2002
Results from transactions related to shares of real estate companies	—	(781)
Results from holding of real estate assets	—	—

(1)	—	(781)

(1)	This item includes losses from the quotation of shares in real estate companies, premiums on issuance of shares earned and losses from the impairment of real estate assets.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 14:	OTHER INCOME AND EXPENSES

The breakdown for this item is as follows:

	December 31, 2003	December 31, 2002
Other income:
Gain on early redemption of debt	—	11,858
Gain from the sale of fixed assets and intangible assets	19	2,135
Other	1,006	568

	1,025	14,561

Other expenses:
Unrecoverable VAT	(405)	(428)
Donations	(220)	(120)
Contingencies for lawsuits	(78)	(2,099)
Debit and credit tax	(494)	(717)
Recovery of allowance for doubtful accounts	336	—
Other	(144)	(352)

	(1,005)	(3,716)

Other income, net	20	10,845

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 15:	RESTRICTED ASSETS

Puerto Retiro S.A.: extension of the bankruptcy

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. (“Tandanor”).

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

In June 1993, Tandanor sold the plot of land near Puerto Madero denominated “Planta 1” to Puerto Retiro S.A.

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor. The lawsuit is at its first stages. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000.

Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff’s claim shall be rejected by the courts.

Hoteles Argentinos S.A.: mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. for a total of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for year loans plus the applicable mark-up per the contract, which consists in a variable interest rate applicable in the six month period ended December 31, 2003 it ranged between 5.8700% and 6.0713%.

The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 15:	(Continued)

At the date of issue of these unaudited financial statements, as a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 thousand falling due on January 26, April 29, July 29, October 26, 2002, January 29, April 29, July 29, October 26, 2003 and January 26, 2004 respectively and the interest installment amounting to US$ 1,015 thousand falling due on July 29, October 26, 2002, January 29, April 29, July 29, October 29, 2003 and January 26, 2004 were not paid. Although Hoteles Argentinos’ Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans in these unaudited financial statements.

Alto Palermo S.A.- Restricted assets.

a)	As of December 31, 2003, Shopping Neuquén S.A. includes Ps. 41,790 in financial loans, corresponding to a mortgage set up on acquired land for Ps. 3,314 thousand.

b)	On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders.

c)	At December 31, 2003, the Company holds funds under other current receivables amounting to Ps. 107,922 attached by the National Labor Court of First Instance No. 40 in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.” claiming unfair dismissal and Ps. 185,424 restricted by the National Court on Civil Matters No. 6, Secretariat 12, in connection with the case “Metal Design SRL against Alto Palermo S.A. (APSA)” due to unpaid invoices.

d)	At December 31, 2003, the shares of Emprendimiento Recoleta S.A. are pledged.

e)	At December 31, 2003 there is a balance of US$ 50 million in the caption other non-current receivables corresponding to funds guaranteeing derivative instruments transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 16:	TARSHOP CREDIT CARD RECEIVABLE SECURITIZACION

Alto Palermo S.A. has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the company balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the company balance sheet as a retained interest in transferred credit card receivables. Under these programs, the company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust—Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-years revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 102.7 million of its customer credit card receivable. Under the securitization programs, the Trusts issued Ps. 14.5 million nominal value subordinated CPs. Ps. 26.7 million 12% fixed-rate interest TDFs and Ps. 22.5 million 18% fixed-rate interest TDFs, and Ps. 17.1 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina except for Ps. 0.4 million, which were acquired by Tarshop S.A. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 1.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 17:	PURCHASE OF SHARES AND OPTION OF BANCO HIPOTECARIO S.A.

On December 30, 2003, the Company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 warrants at US$ 33,86 each, granting the right to purchase an additional total of 3,753,700 shares. This transaction implied a total disbursement of US$ 11.1 million.

Subsequent to December 31, 2003, the Company exercised a substantial part of the above options purchased together with the options it had prior to the closing of the period.

Therefore, at the date of issuing these financial statements, the total holding amounted to 19,969,716 shares.

NOTE 18:	IRSA INTERNATIONAL LIMITED INVESTMENT´S IN IRSA TELECOMUNICACIONES N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the above mentioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 18:	(Continued)

In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million, generating an increase in its participation in the capital stock at that date of 62%.

As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

NOTE 19:	MORTGAGE RECEIVABLE SECURITIZATION

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolivar S.A. and Baldovinos S.A., parties of the first part (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A., party of the second part (hereinafter the “Trustee”), have agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates for the same nominal value and in accordance with the following classes:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 19:	(Continued)

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flow, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, assets and debts in U.S. dollars or other foreign currencies in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and was adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS (coefficient of salary fluctuation), and also to modify the face of the Participation Certificates Class D, with the new face value being Ps. 10,321,280.

At December 31, 2003, the Exchangeable Class C and D Participation Certificates amounted to thousand Ps. 6,556 in IRSA, thousand Ps. 1,045 in Inversora Bolivar S.A., and thousand Ps. 270 in Baldovinos S.A. Class A and B Certificates are totally amortized at the closing of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 20:	CAPITAL REDUCTION IN PALERMO INVEST S.A. AND INVERSORA BOLIVAR S.A.

On November 9, 2001, IRSA Inversiones y Representaciones S.A. (“the Company”) and GSEM/AP Holdings L.P. (“GSEM”) entered into a first amendment to the Shareholders’ Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the following:

a)	The capital reduction of Palermo Invest S.A. by thousand Ps. 37,169.

b)	The unanimous approval of Palermo Invest S.A.’s shareholders of a cash dividend for a total amount in pesos equivalent to thousand US$ 19,702, provided this amount does not exceed, on the payment dates, the amount legally distributable. As stated in Decree No. 214/02, the dollar rate of exchange mentioned above has been left without effect.

c)	The assignment by the Company in favor of GSEM of rights proportional to the dividends mentioned in b) (called “IRSA Dividend Right”), in such a way that GSEM will have the right to collect all the dividends that may be approved (called “GSEM Dividend Right”), with the scope defined in point g).

d)	The Company’s obligation to pay a total amount of thousand US$ 13,135 to GSEM (called “GSEM Credit”), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002.

e)	The entering into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A. Under no circumstances, may the Trustee transfer, pledge or otherwise assign IRSA’s shares either wholly or partially to any Person, and it must at all times exercise the voting rights granted by the shares as indicated by IRSA. Under the trust provisions, GSEM is not empowered, at any time, to request the trustee to extinguish the right to redeem IRSA’s shares. Upon the Company’s total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

f)	GSEM is empowered to collect all the distributions that Palermo Invest S.A. may resolve, provided the Company has not settled all the obligations generated in favor of GSEM, as provided in point d) above.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 20:	(Continued)

g)	Finally, the Company and GSEM/AP Holdings L.P. acknowledge that: i) all the amounts received in cash by GSEM from Palermo Invest S.A. on account of IRSA Dividend Right, must be considered as a reduction in the amount owed by IRSA under the GSEM Credit, and ii) all the amounts received in cash by GSEM on account of the GSEM Credit will oblige GSEM to return to IRSA the equivalent portion of IRSA Dividend Right, but if IRSA pays the total amount plus all accrued interest and reasonable costs to GSEM, IRSA may then recover its rights regarding the IRSA Dividend Right.

At 30 June 2003, the Company has settled all the installments referred to in item d) amounting to a total of Ps. 39,208 thousand, recording a profit of Ps. 25,962 thousand as a result of a remission by GSEM. Along these lines, at the date of issue of these unaudited financial statements, the aspects referred to in items c), e), f) and g) are null and void.

NOTE 21:	DERIVATIVE INSTRUMENTS

The Company uses certain financial instruments to reduce its global financing costs. Furthermore, the Company has not used the financial instruments to hedge future operations or commitments

- Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities under swaps for derivatives were recognized in the results for the period.

In order to minimize its financing costs and manage interest rate exposure, APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed- rate debt to peso-denominated floating rate debt.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 21:	(Continued)

At March 31, 2001 the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005, which as of December 31, 2003 has a fair value of US$ 44.98 million. Any difference payable or receivable it accrued an recorded as an adjustment to disbursements for interest in the Statement of Results. During the periods ended December 31, 2003 and 2002, APSA recognized a gain of Ps. 9.42 million and of Ps. 27.16 million, respectively.

The inherent risk to Alto Palermo S.A. from the swap agreement is limited to the cost of replacing that contract at current market rates. Alto Palermo S.A. considers that such cost would increase in the event of a continuing devaluation of the peso.

OPTIONS CONTRACTS TO PURCHASE METALS

Futures – Silver March 2004 – New York Market

Metal	Number of ounces	Average Purchasing Price US$	Quotation at 12-31-2003 US$
Silver	1,000,000	5.450	5.965

The results generated at December 31, 2003 corresponding to the silver futures transaction amount to Ps. 1,483,200 equivalent to US$ 515,000 and are recorded in the line “Financial results generated by assets” in the Statement of Results.

Futures – Gold February 2004 – New York Market

Metal	Number of ounces	Average Purchasing Price US$	Quotation at 12-31-2003 US$
Gold	14,000	402.40	416.10

The results generated at December 31, 2003 corresponding to the gold futures transaction amount to Ps. 552,385 equivalent to US$ 191,800 and are recorded in the line “Financial results generated by assets” in the Statement of Results.

In guarantee of both futures transactions, the Company deposited US$ 553,500 in the account of the Stock Broker.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 22:	ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary, book-entry shares, par value of Ps. 0.10 each, for up to US$ 50,000,000.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14.196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2006.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes will be converted at the option of each holder into ordinary book entry shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 22:	(Continued)

The Convertible Negotiable Obligations were paid in cash or by using liabilities due from APSA on the subscription date.

The Company applied the funds obtains from the offering of securities to payment of expenses and fees relating to issuing and placement of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of negotiables obligations Class A-2 and B-2 the latter belong to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocation of funds duly presented to the National Securities Commission.

At December 31, 2003, third party holders of Convertible Negotiable Obligations to ordinary Company shares, have exercised their right to convert them for a total US$ 669,144, generating the issuing of 19,902,543 ordinary shares with a face value of Ps. 0.1 each. As a result of conversions, the Company has recorded a loss of Ps. 7.9 million arising from the stock watering of 1.07 % of its shareholding in APSA, which is disclosed in the “Net loss in related companies” line in the consolidated Statement of Results.

The total amount of Convertible Negotiable Obligations at December 31, 2003 was US$ 49.3 million.

NOTE 23:	ALTO PALERMO - COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have undertaken to make capital contributions in E-Commerce Latina S.A. for Ps. 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up Ps. 12 million for the development of new lines of business. Telefónica de Argentina S.A. would contribute 75% of that amount.

On April 30, 2001, Alto Palermo S.A. and Telefónica de Argentina S.A. made a contribution of Ps. 10 million, according to their respective shareholdings.

In addition, E-Commerce Latina S.A. has granted an irrevocable option to acquire Class B shares representing 15% of the corporate capital of Altocity.com S.A. in favor of Consultores Internet Managers Ltd., a company organized in the Cayman Islands, in order to act as representative of the Management of Altocity.com S.A. and represented by an independent lawyer. That option may be exercised during a term of 8 years as from February 26, 2000, at a price equivalent to current and future contributions to be made in Altocity.com S.A., plus interest to be accrued at a rate of 14% and to be capitalized annually.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the unaudited consolidated financial statements (Contd.)

NOTE 24:	EARNINGS PER SHARE

Below is a reconciliation between the weighted average of ordinary outstanding shares and the weighted average of diluted ordinary shares. The latter has been determined considering the possibility of holders of Negotiable Obligations convertible into Ordinary Shares of the Company for a nominal value of up to US$ 100,000,000, mentioned in Note 11 to the basic financial statements, exercising their right to convert the bonds held by them into shares.

Weighted average outstanding shares total 213,469.

Conversion of securities into debt.

Weighted average diluted ordinary shares total 561,251

Below is a reconciliation between net loss / Income used for calculation of the basic and diluted earnings per share.

	31.12.03	31.12.02
Result for calculation of basic earnings per share	32,413	165,550
Exchange difference	13,121	(16,000)
Interest	11,401	3,520

Result for calculation of diluted earnings per share	56,935	153,070

Net basic earnings per share	0.152	0.797
Net diluted earnings per share	0.101	0.508

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Unaudited Financial Statements

for the six-month period ended as of

December 31, 2003

In comparative format

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the Company:	IRSA Inversiones y Representaciones S.A.

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements at December 31, 2003

compared with the previous year

Stated in thousand of pesos

Fiscal year No. 61 beginning July 1º, 2003

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 9)

Type of stock	Authorized for Public Offer of Shares	In thousands of pesos
		Subscribed	Paid up
Common stock, 1 vote each	229,289,058	229,290	229,290

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31, 2003 and June 30, 2003

In thousand of pesos (Note 1)

	December 31, 2003	June 30, 2003
ASSETS
CURRENT ASSETS
Cash and banks (Schedule G)	32,173	54,569
Investments (Schedules C, D and G)	27,381	79,569
Mortgages and leases receivables (Note 2)	3,158	2,889
Other receivables (Note 3 and Schedule G)	26,134	20,035
Inventories (Note 4)	1,779	8,172

Total Current Assets	90,625	165,234

NON-CURRENT ASSETS
Mortgages receivables (Note 2)	232	256
Other receivables (Note 3)	133,133	87,443
Inventories (Note 4)	2,630	3,382
Investments, net (Schedules C, D and G)	958,597	883,664
Fixed assets, net (Schedule A)	181,689	185,854
Intangible assets, net (Schedule B)	—	—

Total Non-Current Assets	1,276,281	1,160,599

Total Assets	1,366,906	1,325,833

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Schedule G)	2,070	2,323
Mortgages payable (Schedule G)	2,197	2,100
Customer advances	556	899
Short - term debt (Note 5 and Schedule G)	12,418	38,581
Salaries and social security payable	479	559
Taxes payable (Schedule G)	3,790	3,011
Other liabilities (Note 6)	8,371	10,495

Total Current Liabilities	29,881	57,968

NON-CURRENT LIABILITIES
Long - term debt (Note 5 and Schedules G)	463,848	457,838
Customer advances	—	18
Taxes payable	51	74
Other liabilities (Note 6 and Schedule G)	1,076	749

Total Non-Current Liabilities	464,975	458,679

Total Liabilities	494,856	516,647

SHAREHOLDERS ‘EQUITY (As per relevant statement)	872,050	809,186

Total Liabilities and Shareholders’ Equity	1,366,906	1,325,833

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang Vicepresident and acting president

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Results

For the six – month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos (Note 1)

	December 31, 2003	December 31, 2002
Sales, leases and services	16,894	21,210
Cost of sales, leases and services (Schedule F)	(13,950)	(21,548)

Gross Income (loss)	2,944	(338)
Selling expenses (Schedule H)	(860)	(914)
Administrative expenses (Schedule H)	(4,487)	(3,931)

Subtotal	(5,347)	(4,845)
Results from operations and holding of real estate assets	—	(781)

Operating results	(2,403)	(5,964)
Financial results generated by assets:
Interest income	5,625	870
Exchange gain (loss)	15,206	(21,615)
Loss on exposure to inflation	—	(34,152)
Gain on financial operations	18,178	7,325
Interest on discount of assets	79	—

Subtotal	39,088	(47,572)
Financial results generated by liabilities:
Discounts	—	26,154
Exchange (loss) gain	(21,759)	126,849
Gain on exposure to inflation	—	26,804
Interest on discount of liabilities	34	36,472
Financial expenses (Schedule H)	(20,589)	(22,421)

Subtotal	(42,314)	193,858

Financial results, net	(3,226)	146,286
Equity in earnings of controlled and affiliated companies (Note 8 c.)	41,249	27,281
Other expenses, net (Note 7)	(875)	(1,009)

Income before tax	34,745	166,594
Income tax and asset tax ( Note 1.6 m., n. and 12)	(2,332)	(1,044)

Income for the period	32,413	165,550

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang Vicepresident and acting president

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the six – month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos (Note 1)

	Shareholders’ contributions						Reserved Earnings
Items	Common Stock	Treasury stock	Inflation adjustment of common stock	Inflation adjustment of treasury stock	Additional paid-in- capital	Total	Legal reserve	Retained deficit	Total as of December 31, 2003	Total as of December 31, 2002
Balances as of beginning of year	212,013	—	274,387	—	569,489	1,055,889	19,447	(266,150)	809,186	522,720
Issuance of common stock	17,277	—	—	—	13,174	30,451	—	—	30,451	—
Income for the period	—	—	—	—	—	—	—	32,413	32,413	165,550

Balances as of December 31, 2003	229,290	—	274,387	—	582,663	1,086,340	19,447	(233,737)	872,050	—

Balances as of December 31, 2002	207,412	4,588	268,524	5,863	569,481	1,055,868	19,447	(387,045)	—	688,270

The accompanying notes and schedules are an integral part of these unaudited financial statements

Saúl Zang Vicepresident and acting president

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the six – month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos (Note 1)

	December 31, 2003	December 31, 2002
CHANGES IN CASH
Cash and cash equivalents as of beginning of year	120,292	5,035
Net (decrease) increase in cash and cash equivalents	(79,097)	142,643

Cash and cash equivalents as of end of period	41,195	147,678

CAUSES OF CHANGES IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES:
Income for the period	32,413	165,550
Adjustments to reconcile net income to cash flow from operating activities:
• Equity in earnings of controlled and affiliated companies	(41,249)	(27,281)
• Results from operations and holding of real estate assets	—	781
• Allowances and provisions	32	125
• Amortization and depreciation	2,569	3,991
• Financial results	(2,893)	(166,362)
• Income tax and asset tax	2,332	1,044
Changes in assets and liabilities:
• Decrease (Increase) in current investments	4,992	(1,863)
• Increase in non-current investments	(610)	(17,722)
• Decrease in mortgages and leases receivables	109	6,160
• (Increase) Decrease in other receivables	(3,572)	22,343
• Decrease in inventory	3,861	14,140
• Increase (Decrease) in taxes payable, salaries and social security and customer advances	314	(140)
• Decrease in accounts payable	(252)	(1,136)
• Increase in accrued interest	3,940	8,255
• Decrease in other liabilities	(7,259)	(1,570)

Net cash (used in) provided by operating activities	(5,273)	6,315

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies	618	6,328
• Increase interest in subsidiary companies	(41,886)	(22,643)
• Purchase of shares and options of Banco Hipotecario S.A.	(63,747)	—
• Sale of shares of Banco Hipotecario S.A.	28,577
• Purchase of Alto Palermo S.A. shares	(2,718)
• Loans granted to related parties	15,622	(31,320)
• Purchase and improvements of fixed assets	(435)	(3,792)
• Dividends collected	5,464

Net cash used in investing activities	(58,505)	(51,427)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Prceeds from short-term and long-term debt	—	351,652
• Payment of short-term and long-term debt	(30,464)	(162,707)
• Payment for seller financing	(1,150)	—
• Issuance of common stock	16,295	—
• Loan granted by related companies	—	(1,190)

Net cash (used in) provided by financing activities	(15,319)	187,755

Net (decrease) increase in cash and cash equivalents	(79,097)	142,643

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang Vicepresident and acting president

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the six month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos (Note 1)

	December 31, 2003	December 31, 2002
Supplemental cash flow information
Non-cash activities:
• Increase in inventory through a decrease in fixed assets	2,606	7,240
• Increase in fixed assets through a decrease in inventory	—	171
• Increase in undeveloped parcels of land through a decrease in inventory	—	25,312
• Decrease in short and long term debt through an increase in other payable	1,326	—
• Decrease in short and long term debt through an increase in other receivables	—	7,447
• Decrease in other receivable for APSA bond	—	82,299
• Decrease in non – current investments through an increase in other receivables	9,298	—
• Increase in non – current investments through a decrease in other receivables	14,200	458
• Increase in other current liabilities through an increase in other receivables	5,313	—
• Increase in fixed assets through an increase in mortgages payable	—	927
• Conversion of negotiable obligations into shares	14,148	—

Saúl Zang Vicepresident and acting president

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the six – month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Issuance of new technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16: “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14” and 20: “Derivatives and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Pronouncements and amendments to them will come into force for fiscal years commencing as from July 1, 2002, (except for TR 20, whose effective date tallies with the financial years commencing January 1, 2003).

The National Securities Commission has adopted the mentioned Technical Pronouncements, incorporating certain amendments, to be in effect as from years commenced on January 1, 2003.

Furthermore, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21, “Equity Method Value – consolidation of financial statements – information to disclose on related parties” through Resolution M.D. No. 5/2003. This Technical Pronouncement and the modifications it incorporates, became effective for financial years beginning as from April 1, 2003. However, the National Securities Commission had not accepted it at the date of these financial statements.

The principal changes incorporated by the new Technical Pronouncements, which have had a material effect on the financial statements of the Company, are as follows:

•	Incorporation of strict guidelines for purposes of comparison against recoverable values.

•	Obligatory requirement regarding application of the deferred tax method for recognition of income tax.

•	Incorporation of new disclosure requirements, including information by segment, earnings per share and comparative information to be filed.

•	Adoption of an accounting model in which the intention of the Company prevails in defining the valuation criteria to be adopted. Furthermore, receivables and payables were recognized in general at their discounted values.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

•	Determination of guidelines for recognition, measurement and disclosure of derivatives and hedge operations.

•	Research, development, trademarks, advertising, reorganization and other costs cannot be capitalized. Only organization and pre-operating costs that meet certain requirements can be capitalized.

•	Change of method for recognition of business combinations (acquisitions, pooling of interests, spin-offs and mergers).

•	Incorporation of guidelines to be followed to determine whether certain transactions (financial instruments issued by the Company, irrevocable contributions, preferred shares) must be classified under liabilities or shareholders’ equity.

A detail of effect on results at December 31, 2002 from application of the new accounting standards is included in the following table:

Item	Effect on results at 31.12.02 (comparative) Ps.
Recording of adjustment and prior years’ results in subsidiaries and related companies under long-term investments (*)	(654)

Discount of liabilities	38,215

Total	37,561

(*)	Related to the application of the deferred tax method (vs. current tax) and recognition of financial derivatives at estimated settlement cost.

1.2. Preparation and presentation of financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The unaudited financial statements corresponding to the six-month periods ended December 31, 2003 and 2002 have not been audited.

Company Management estimates that all the necessary adjustments have been made to reasonably present the results of each period.

The results for the six-month periods ended December 31, 2003 and 2002, do not necessarily reflect proportionately the Company’s results for the complete financial years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.3. Use of estimations

The preparation of the unaudited financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these unaudited financial statements.

1.4. Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through to September 30, 2003. At December 31, 2003 this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statement of Results as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result of exposure to changes in the purchasing power of the currency.

b. Other holding gains and losses arising during the period.

c. Financial results.

1.5. Comparative information

According to the new Technical Pronouncements mentioned in Point 1.1, the Balance Sheet is disclosed in comparative format with the year ended June 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

Certain amounts in the financial statements at December 31, 2002 for the period then ended were reclassified for disclosure on a comparative basis with those for the current period.

1.6. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation. Operations in foreign currency are shown in the Statement of Results under Financial results, net.

In accordance with Decree 214/02, certain assets and liabilities denominated in US dollars or other foreign currencies existing at January 6, 2002 were converted into pesos at the parity of Ps. 1 per US$ 1 and adjusted through application of the reference stabilization index (CER).

c.	Short-term investments

Time deposits were valued at placement value plus financial results accrued based on the internal rate of return determined at that moment.

Short-term investments in debt securities, shares and mutual funds were valued at their net realization value.

Participation certificates class C in the IRSA I financial trust were valued at acquisition cost plus accrued interest.

d.	Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

At June 30, 2003 certain financial loans were valued at their discounted value, calculated at the rate accepted by the creditor to receive advance payment, as the Company settled the loan before maturity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

f.	Other receivables and payables

Sundry receivables and payables (Asset tax, corporations sect. 33 Law No. 19.550, deposits in guarantee, accounts receivable in trust and customer advances) were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively. Deferred tax assets and liabilities have not been discounted.

As established by the regulations of the National Securities Commission and as mentioned above, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

Credits in kind:

Right to receive goods to be produced:

The units relating to the building called “Edificios Cruceros” have been valued according to the accounting measuring standards corresponding to inventories receivable.

Liabilities in kind:

Obligation to deliver assets to be manufactured:

Units committed for delivery related to the property identified as “San Martín de Tours” were valued at the higher of the value of the sums received or the production cost of the assets to be delivered plus additional costs necessary to place the assets at the disposal of the creditor.

Stock exchange transactions to be settled:

Stock exchange transactions to be settled have been valued according to the accounting measuring standards corresponding to assets receivable or deliverable, as applicable.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

h.	Inventory

A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation, as defined in Note 1.4., or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the period ended at December 31, 2003 and the year ended at June 30, 2003.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

At December 31, 2003, the Company had not set up an allowance for impairment of value of Inventories.

At the end of the previous fiscal year, as mentioned in Note 1.6.o., the Company set up allowances for impairment of certain inventories (identified as Avda. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardín, Sarmiento 517 and parking lots in Dock 13).

The accounting value of inventories, net of allowances set up, does not exceed estimated recoverable value.

i.	Long -term investments

i.a. Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

i.b. Investments in shares of subsidiaries and related companies:

The long-term investments in subsidiaries and related companies detailed in Schedule C, except for investments in Banco de Crédito y Securitización S.A. and in Banco Hipotecario S.A., which do not exceed 20% of the capital stock, were valued by the equity method of accounting based on the financial statements at December 31, 2003 issued by them.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies which exceeds or is below the market value of the assets acquired and goodwill related to the subsidiary Alto Palermo S.A.

The investments for less than 20% of the capital stock of corporations in which the Company does not exercise significant influence are generally recognized at market value, with the resulting income or losses being recorded in profit and loss accounts or at restated purchase cost if no market value exists.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the cost resulting from apportioning the participation certificate holding to the trust assets in the case of class D.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the period, as defined in Note 1.4., or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

At December 31, 2003, the Company had not set up an impairment of value of undeveloped parcels of lands.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

As mentioned in Note 1.6.o., at June 30, 2003 the Company recognized an impairment in connection with certain parcels of undeveloped land (identified as Padilla 902, Pilar, Constitución 1111). Furthermore, at June 30, 2003 the allowance set up on Santa María del Plata amounting to Ps. 8,528 has been reversed.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

j.	Fixed assets

Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value.

•	Rental properties

Rental properties are carried at cost, adjusted for inflation, as defined in Note 1.4., less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of results.

The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the period ended December 31, 2003 and the year ended June 30, 2003.

At December 31, 2003 the company had not set up an impairment of value of fixed assets.

As mentioned in Note 1.6.o., at June 30, 2003, the Company recognized an impairment on certain rental property (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942 and Sarmiento 517).

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the period ended December 31, 2003 and the year ended June 30, 2003 were not material.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

These costs are being amortized on a straight-line basis over a period of 3 years.

•	Other properties and equipment

Other property and equipment properties are carried at cost, adjusted for inflation, as defined in Note 1.4., less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	10
Machinery and equipment	10
Furniture and fixtures	5
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets

Intangible assets are carried at cost, adjusted for inflation at the end of the period as defined in Note 1.4., less accumulated amortization.

Intangible assets accounting value, does not exceed estimated recoverable value.

•	Deferred Financing Cost

Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case redemption of this notes, the related expenses are amortized using the proportional method.

Amortization has been recorded under financial results in the Statement of Results.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

•	Selling and advertising expenses

Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (See Note 12).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issue of these unaudited financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carryforwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset Tax

The Company calculates Asset tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if Asset tax exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years. At December 31, 2003, the Company estimated asset tax recognizing under other receivables (current and non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensed the balance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly evaluates its non-current assets for recoverability. The Company considers that an impairment loss is recorded whenever the recoverable value is lower than book value. Impairment losses must be expensed against the result for the period. The recoverable value is mainly calculated using independent appraisals or projections of future cash flows.

For contingencies and sundry risks: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issue of these Unaudited Financial Statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these Unaudited financial statements.

p.	Shareholders’ equity accounts

Movements in shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.4.

The “Common stock” and “Treasury Stock” accounts were stated at historical nominal value. The difference between value stated in constant currency and historical nominal value is shown under “Inflation adjustment of common stock” and “Inflation adjustment of treasury stock”, respectively, forming part of the shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

q.	Results for the period

The results for the period are shown as follows:

Income accounts are shown in currency of the month to which they correspond, and have been restated as mentioned in Note 1.4.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Income - (loss) from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the income - (loss) of such companies.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred, except for the advertising and publicity expenses related to the sale of real estate projects. Advertising and promotion expenses were approximately Ps. 148 thousand and Ps. 129 thousand for the periods ended December 31, 2003 and 2002, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Financial derivatives

The Company uses various financial derivatives to hedge its net investment in foreign operations and as a complement to reduce its global financial costs.

The Company has not used financial instruments to hedge transactions foreseen or firm commitments. To be eligible for hedging, the Company must be exposed to currency or interest rate risk, and the financial instrument must reduce the exposure and be designated as such. In addition, for hedging purposes, the significant characteristics and expected terms of the planned transaction must be identified and the expected transaction must be probable. Financial instruments that can be recorded as hedging instruments must maintain a high correlation between the hedging instrument and the item being hedged at the beginning and during the entire hedging period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

The Company formally documents all the relationships between hedging instruments and hedged items, as well as its risk management objective and strategy before embarking on hedging transactions. This process includes detailing all the derivatives designated for hedging of specific assets and liabilities in the balance sheet or specific firm commitments or planned transactions. The Company also evaluates both at the beginning of the hedging transaction and on an ongoing basis whether the derivatives used in hedging transactions are very effective to offset fluctuations in the market values or cash flows of the items hedged. If it is determined that a derivative is not very effective for hedging or that it has stopped being an effective cover, the Company would discontinue the recording of such hedging instrument in the future.

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line bases over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily in mutual funds.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

w.	Result from operations and holding of real estate

The results from operations and holding of real estate assets include the results provided by the valuation and sale of shares in real estate investment companies.

x.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

NOTE 2:	MORTGAGES AND LEASES RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Mortgages and leases receivable	283	232	841	256
Debtors under legal proceedings	1,160	—	1,488	—
Intercompany (Note 8 a.)	1,900	—	1,508	—
Less:
Allowance for doubtful accounts (Schedule E)	(185)	—	(948)	—

	3,158	232	2,889	256

As of December 31 and June 30, 2003, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 3:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Asset tax (Note 1.6.n.)	—	18,832	2	18,235
Value Added Tax (VAT)	4	—	193	—
Intercompany (Note 8 a.)	22,599	10	15,959	20,383
Guarantee deposits	—	38	—	38
Expenses to recover	1,542	—	1,059	—
Gross sales tax	5	—	4	—
Income tax prepayments and withholdings	—	—	5	—
Operating pending settlement	—	59,551	40	—
Trust accounts receivable	—	438	—	361
Credit Fiscal Certificates	1,752	—	2,265	—
Present Value	—	(1,427)	—	(1,505)
Deferred income tax (Note 12)	—	49,931	—	49,931
Credit from barter of “Edificios Cruceros” (1)	—	5,760	—	—
Other	232	—	508	—

	26,134	133,133	20,035	87,443

(1)	Secured with first mortgage in favor of the Company.

NOTE 4:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Real estate for sale	1,779	2,630	8,172	3,382

	1,779	2,630	8,172	3,382

The value recorded at December 31 and June 30, 2003 includes the valuation allowance, as mentioned in Note 1.6.o.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 5:	SHORT AND LONG TERM DEBT

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Bank loans (2)	—	90,376	30,464	86,365
Bank loans - Accrued interest (2)	4,596	—	2,509	—
Negotiable Obligations – 2009 principal amount (3)	—	96,521	—	92,238
Negotiable Obligations - 2009 -accrued interest (3)	4,909	—	2,677	—
Convertible Negotiable Obligations - 2007 (1)	2,913	276,951	2,765	279,235
Other financial loans	—	—	166	—

	12,418	463,848	38,581	457,838

In November 2002 the Company refinanced financial loans amounting to US$ 103.4 million. The new conditions are substantially different from the original conditions, and therefore the Company has written off the original loans and recognized a new debt discounted at a rate reflecting the market appraisals on the money time value and risks inherent to the debt. Accordingly, at December 31, 2002, the Company has recognized net income amounting to Ps. 38.2 million, resulting from considering the difference between the discounted value of the new debts at the market rate (8% p.a.) and the book value of refinanced debts at the moment of refinancing.

1.	According to Note 11, these tally with the convertible negotiable obligations to stock (CNB) for a total amount of US$ 100 million which as of the current date amounts to US$ 95.2 million, net of issue expenses.

2.	Corresponds an unsecured loan for a total of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. Consequently, at December 31, 2003, principal (net of interest to be accrued at a market rate of 8% p.a.) amounts to US$ 30.8 million.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

3.	Corresponds with the Negotiable Bonds secured by the assets described in Note 10.c. for US$ 37.4 million, which mature on 20 November 2009, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. Consequently, at December 31, 2003 the Company recorded a total balance of US$ 32.9 million, which correspond to US$ 37.4 million discounted at a market rate equivalent to 8% p.a.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 6:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2003		June 30, 2003
	Current	Non-current	Current	Non-current
Seller financing	—	—	1,099	—
Intercompany (Note 8 a.)	31	—	426	—
Guarantee deposits	369	1,169	474	807
Provision for discounts (Schedule E)	3	—	3	—
Provision for lawsuits (Schedule E)	253	—	247	—
Directors´ fees	—	—	4,674	—
Directors’ deposits	—	8	—	8
Operating pending settlement	5,313	—	1	—
Donations payable	2,369	—	3,269	—
Collections on behalf of third parties	—	—	5	—
Present Value	—	(101)	—	(66)
Other	33	—	297	—

	8,371	1,076	10,495	749

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 7:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2003	December 31, 2002
Other income:
Results from sale of fixed assets	11	—
Other	62	54

	73	54

Other expenses:
Unrecoverable VAT	(251)	(391)
Donations	(220)	(116)
Debit and credit tax	(348)	(465)
Lawsuits (Schedules E)	(7)	—
Other	(122)	(91)

	(948)	(1,063)

Total other expenses, net	(875)	(1,009)

NOTE 8:	BALANCES AND TRANSACTIONS WITH INTERCOMPANY

a.	The balances as of December 31 and June 30, 2003 with controlled, affiliated and related companies are as follows:

	December 31, 2003	June 30, 2003
Abril S.A. (1)
Current mortgages and leases receivables	3	3

Alternativa Gratis S.A. (4)
Current mortgages and leases receivables	—	5

Alto Palermo S.A. (1)
Current mortgages and leases receivables	278	2
Other current receivables	1,904	2,048
Current accounts payable	166	120
Other current liabilities	31	1

Altocity.Com S.A. (4)
Current mortgages and leases receivables	42	92
Other current receivables	—	26
Current accounts payable	1	—

Baldovinos S.A. (1)
Current mortgages and leases receivables	89	613
Current accounts payable	—	—

Banco Hipotecario S.A. (4)
Non-current investments	—	7,793
Operating pending settlement	59,551	—

Banco de Crédito y Securitización S.A (4)
Non-current investments	7,007	7,007

Cactus Ss.A. (4)
Current accounts payable	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8:

a.(Continued)

	December 31, 2003	June 30, 2003
Cresud S.A.C.I.F. (2)
Current mortgages and leases receivables	38	1
Other current receivables	—	188
Current accounts payable	—	62

Dolphin Fund Management S.A. (4)
Current mortgages and leases receivables	5	22
Other current receivables	—	19
Current accounts payable	—	109

Fibesa S.A. (4)
Other current receivables	—	9
Current accounts payable	1	2

Hoteles Argentinos S.A. (1)
Current accounts payable	2	2

IFISA (4)
Other current receivables	12,391	—

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	1,430	732
Other current receivables	590	1,336
Current accounts payable	—	98

Llao Lao Resorts S.A. (3)
Current mortgages and leases receivables	—	—
Other current liabilities	—	425

Palermo Invest (1)
Other current receivables	4,731	2,366
Other non-current receivables	—	2,366

Pereiraola S.A. (1)
Current mortgages and leases receivables	—	—

Préstamos al personal (4)
Managers, Directors and other current Staff of the Company	142	95
Managers, Directors and other non- current Staff of the Company	10	14

Puerto Retiro (3)
Current mortgages and leases receivables	—	—

Red Alternativa S.A. (4)
Current mortgages and leases receivables	4	34
Other current receivables	—	3

Ritelco S.A. (1)
Other current receivables	241	7,344
Other non-current receivables	—	18,003

SAPSA (1)
Other current receivables	2,600	2,465

Tarshop S.A. (1)
Current mortgages and leases receivables	11	4
Other current receivables	—	60

(1)	Subsidiary.

(2)	Shareholder.

(3)	Equity investee

(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8:	(Continued)

b.	Gain - (Loss) on controlled, affiliated and related companies during the periods ended December 31, 2003 and 2002 are as follows:

	Period	Sales and service fees	Leases	Holding results	Recovery of expenses	Interest Earned	Interest Lost
Intercompany
Alto Palermo S.A.	2003	377	—	—	—	98	—
	2002	—	—	—	—	1,865	—
Altocity.Com S.A.	2003	37	85	—	—	—	—
	2002	—	44	—	—	—	—
Alternativa Gratis S.A.	2003	19	—	—	—	—	—
	2002	—	—	—	—	—	—
Palermo Invest S.A	2003	—	—	—	—	—	—
	2002	—	—	—	—	—	—
Cresud S.A	2003	256	—	—	—	—	—
	2002	—	—	—	—	—	197
Econentworks Argentina S.A.	2003	—	—	—	—	—	—
	2002	—	—	—	—	—	—
Red Alternativa S.A.	2003	10	75	—	—	—	—
	2002	—	51	—	44	—	—
Tarshop S.A.	2003	85	32	—	—	—	—
	2002	—	11	—	—	—	—
Dolphin Found Management S.A.	2003	19	—	—	—	—	—
	2002	—	—	—	—	—	32
Abril S.A.	2003	8	—	—	—	—	—
	2002	5	—	—	—	—	—
Llao Llao Resorts S.A.	2003	—	12	—	—	—	—
	2002	—	—	—	—	—	20
Inversora Bolivar S.A.	2003	588	—	—	40	—	—
	2002	—	—	—	—	—	—
Valle de las Leñas S.A.	2003	—	—	—	—	—	—
	2002	—	—	—	—	—	—
Shopping Alto Palermo S.A.	2003	—	—	—	—	135	—
	2002	—	—	—	—	—	—
Banco Hipotecario S.A.	2003	—	—	19,501	—	—	—
	2002	—	—	254	—	—	—
Ritelco S.A.	2003	—	—	—	—	800	20
	2002	—	—	—	—	—	—
Personal loans	2003	—	—	—	—	3	—
	2002	—	—	—	—	8	—

Total 2003		1,399	204	19,501	40	1,036	20

Total 2002		5	106	254	44	1,873	249

c.	The composition of intercompany gain is as follows:

	Income (loss)
	December 31, 2003	December 31, 2002
Equity in earnings of controlled and affiliated companies	40,595	27,470
Amortization of intangible assets and investments	654	(189)

	41,249	27,281

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9:	COMMON STOCK

a.	Common stock

As of December 31, 2003, IRSA’s capital stock was as follows:

		Approved by
	Par Value	Body	Date	Date of record with the Public Registry of Commerce
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (2)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (2)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash(1)	77	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash(1)	8,493	Board of Directors´ Meeting (2)	12.31.2003	Pending

	229,290

The Ordinary and Extraordinary Shareholder’s Meeting held on 5 November 2002 and its recess held on 27 November 2002, approved the distribution of 4,587,285 treasury stock proportionately with the shareholders’ holdings and, in accordance with the resolution issued by the Board of Directors on 11 December 2002, such stock was made available to the shareholders as from 19 December 2002.

(1)	The shares were issued after the date of closing of the financial statements.

(2)	Conversion of negotiable obligations mentioned in Note 11.

b.	Treasury stock

The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9:	(Continued)

During the periods ended December 31, 2003 and 2002 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

d.	Noncontributory Management Stock Ownership Plan

On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”).

The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA.

The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

At December 31, 2003, all the shares held by the trust were sold in accordance with the terms of the contract and, therefore, no shares in trust are recorded.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

b.	In connection with the acquisition of additional interest in Santa María del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

At December 31, 2003 the total debt was paid and the pledge was settled.

c.	The Company has mortgaged the following real estate: Dock 2 M10 (1l) buildings A and B, Torre Jardín IV, Dock IV, Reconquista 823, 9 activity units at Suipacha 652, 58 activity units at Madero 1020 and 14 plots of the land owned in the district of Caballito, in connection with the secured negotiable bonds referred to in Note 5.3. By means of Minutes No. 1445 dated August 14, 2003 of the Board of Directors´ Meeting, it was resolved to lift and release the mortgages on these properties, substituting them for new mortgages on the following properties: 13 functional units al Libertador 498, 71 supplementary units al Laminar Plaza and 19 supplementary units al Dique IV.

d.	The Company has a first mortgage on the property identified as “San Martín de Tours” amounting to US$ 750,000, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A.

NOTE 11:	CONVERTIBLE NEGOTIABLE OBLIGATION

On	March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company (“ONC”) for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

b)	Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per Ps.1 (one peso) of ONC face value, paying in cash Ps.1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

d)	Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares. Furthermore, the conversion price and the price of Warrants have been set as follows:

a)	The conversion price is 0.5571 shares (5.5713 GDS), while the price of the Warrant is 0.6686 shares (6.6856 GDS).

b)	The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.7949 shares (0.1795 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Bonds in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Bonds fell from US$ 0.5571 to US$ 0.54505 and the price of execution of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force on 20 December 2002.

The Convertible Negotiable Obligations and options will fall due on November 14, 2007.

The convertible negotiable bonds were underwritten in full and were paid in cash and assigned to restructure or partially settle the Company´s financial debt al the time of such subscription. Consequently, Note 5 of the financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

On December 31, 2003, holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 4,794,130, giving rise to the issuing of 17,289,785 ordinary shares of Ps. 1 face value each as disclosed in Note 9.

The total amount of Convertible Negotiable Obligations at December 31, 2003 is US$ 95,205,870.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 12:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities

Investments	1,968	(9,921)	(7,953)
Trade receivables	207	(131)	76
Other receivables	469	12	481
Inventories	100	86	186
Fixed assets	(28)	(46)	(74)
Intangible assets	8	—	8
Tax loss carryforwards	68,466	11,792	80,258
Financial debt	11,092	(4,065)	7,027
Other debt	1,837	(1,703)	134
Allowances	87	3	90
Allowances for deferred assets	(34,275)	3,973	(30,302)

Total non-current	49,931	—	49,931

Total net deferred assets	49,931	—	49,931

Net assets at the end of the period derived from the information included in the above table amount to Ps. 49,931 thousand.

Deferred assets have been provided for in the portion estimated not to be absorbed based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the periods ended December 31, 2003 and 2002, respectively:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 12:	(Continued)

Items	31.12.2003 Ps.	31.12.2002 Ps.
Result for the period (before income tax)	34,745	166,594
Current income tax rate	35%	35%

Result for the period at the tax rate	12,161	58,308
Permanent differences at the tax rate:
• Restatement into uniform currency	(13,848)	(24,085)
• Donations	77	—
• Amortization of goodwill	6	61
• Equity in earnings of controlled and affiliated companies	3,133	544
• Holding result on Participation Certificates F.F.	(192)	(58)
• Expired tax loss carryforward	—	556
• Cost of sale ARSA / BARSA	—	(39)
• Tax loss carryforward differences at of beginning of the year	—	(512)
• Asset tax	816	209
• Fines	—	—
• Directors’ Fees	(9)	—
• Sundry permanent differences	1,829	—
Allowance for deferred assets	(3,973)	(34,984)

Total income tax charge for the period	—	—

Difference	—	—

Unexpired income tax loss carryforward pending use at the end of the period amount to Ps. 229,309 thousand according to the following detail:

Generated in	Amount Ps. (*)	Year of expiry
2002	211,160	2007
2004	18,149	2009
Total tax loss carryforward	229,309

(*)	Stated in nominal values

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets

For the six – month period beginning on

July 1, 2003

and ended December 31, 2003

compared with the year ended June 30, 2003

In thousand of pesos

Schedule A

					Depreciation
						For the period/year
Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value as of end of The year/ period	Accumulated as of beginning of year	Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated as of the year/ period end	Net carrying Value as of December 31, 2003	Net carrying value as of June 30, 2003
Furniture and fixtures	1,514	—	—	1,514	1,512	—	20	—	1,512	2	2
Computer equipment	4,193	73	—	4,266	3,983	—	33,33	135	4,118	148	210
Leasehold improvements	5,692	353	—	6,045	3,902	—	10	284	4,186	1,859	1,790
Real Estate:
Alsina 934	1,776	—	—	1,776	291	—		14	305	1,471	1,485
Av, de Mayo 595	5,586	—	—	5,586	1,474	—		45	1,519	4,067	4,112
Av, Madero 942	2,462	—	—	2,462	456	—		16	472	1,990	2,006
Constitución 1111	584	—	—	584	181	—		4	185	399	403
Costeros Dique IV	18,190	—	—	18,190	624	—		137	761	17,429	17,566
Dique 2 M10 (1I) Edif, A	19,050	—	—	19,050	1,113	—		161	1,274	17,776	17,937
Laminar Plaza	29,948	—	—	29,948	1,927	—		230	2,157	27,791	28,021
Libertador 498	41,443	9	—	41,452	5,999	—		298	6,297	35,155	35,444
Libertador 602	2,866	—	—	2,866	378	—		20	398	2,468	2,488
Madero 1020	7,801	—	(3,171)	4,630	1,368	(565)		39	842	3,788	6,433
Maipú 1300	47,246	—	—	47,246	6,475	—		363	6,838	40,408	40,771
Reconquista 823	20,813	—	—	20,813	3,738	—		150	3,888	16,925	17,075
Sarmiento 517	217	—	—	217	51	—		2	53	164	166
Suipacha 652	13,249	—	—	13,249	3,304	—		96	3,400	9,849	9,945

Total as of December 31, 2003	222,630	435	(3,171)	219,894	36,776	(565)	—	1,994	38,205	181,689	—

Total as of June 30, 2003	238,192	5,069	(20,631)	222,630	33,884	(1,147)	—	4,039	36,776	—	185,854

(1)	The accounting application of the depreciation for the period is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the six-month period beginning on

July 1, 2003

and ended December 31, 2003

compared with the year ended June 30, 2003

In thousand of pesos

Schedule B

	Values of origin				Amortization					Net carrying value as of
Items	Balances as of beginning of year	Additions	Deductions	Balances as of end of the period / year	Accumulated as of beginning of year	Additions	Deductions	Amount (1)	Accumulated as of end of the period / year	December 31, 2003	June 30, 2003
Development property expenses	177	—	—	177	177	—	—	—	177	—	—
Deferred financing cost	3,216	—	—	3,216	3,216	—	—	—	3,216	—	—

Total as of December 31, 2003	3,393	—	—	3,393	3,393	—	—	—	3,393	—	—

Total as of June 30, 2003	3,655	13	(275)	3,393	1,630	—	—	1,763	3,393	—	—

(1)	The accounting application of the amortization for the period is set forth in Schedule H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of December 31 and June 30, 2003

In thousand of pesos

Schedule C

							Issuer’s information (1)
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of December 31, 2003	Value as of June 30, 2003	Main Activity	Date	Capital stock (par value)	Income – (loss) for the year	Shareholders equity	(1) Interest in capital stock
Current Investment
Boden (2)	Ps.	0.001	6,700	0.0015	10	10
Cedro (2)	Ps.	0.001	100,130	0.0010	100	128

Total current investments as of December 31, 2003					110	—

Total current investments as of June 30, 2003					—	138

(1)	Not inform because the equity interest is less than 5%.

(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of December 31 and June 30, 2003

In thousand of pesos

Schedule C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at December 31, 2003	Value Recorded at June 30, 2003	Issuer’s information						Interest in Capital Stock
							Main Activity	Corporate domicile	Last financial statement	Capital stock (Par value)	Income (loss) for the period	Shareholder s’ equity
									Date
Non-current investments
Abril S.A.	Common 1 vote	5.000	1,320		(38,329)	(37,939)	Building. development and administration of country club	Bolívar 108 1° PISO Buenos Aires	12.31.2003	13.200	(4,540)	50,669	50%
	Irrevoc. Contrib	—	—		25,689	25,559
	Higher Inv. Value		—		14,089	14,089
Pereiraola S.A. I.C.I.F.y A	Common 1 vote	0.001	50,000		143	181	Real estate and financing	Bolívar 108 1° PISO Buenos Airea	12.31.2003	100	(75)	2,687	50%
	Irrevoc. Contrib.	—	—		1,201	1,161
	Higher Inv,Value				7,553	7,553
Baldovinos S.A.	Common 1 vote	0.001	6,000		(5,622)	(5,414)	Real estate and building	Bolívar 108 1° PISO Buenos Airea	12.31.2003	12	(360)	11,898	50%
	Irrevoc, Contrib				11,564	11,564
Palermo Invest S.A.	Common 1 vote	0.001	52,170,000		130,201	129,424	Investment	Bolívar 108 1° PISO BUenos Aires	12.31.2003	78,251	1,165	195,293	66,6700%
	Lower Value				(607)	(614)
	Purchase expenses				514	518
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272		(496)	1,053	Hotel Libertador exploitation	Av. Córdoba 680 Buenos Aires	12.31.2003	9,887	(1,937)	3,793	79,9999%
	Irrevoc. Contrib.	—	—		3,531	3,531
	Higher Inv. Value				2,031	2,073
	Purchase expenses				49	50
Alto Palermo S.A. (ex SAMAP) (1)	Common 1 vote	0.001	39,337,417		410,299	416,061	Real estate investments	Hipolito Yrigoyen 476 2° Piso Buenos Aires	12.31.2003	71,990	118	750,877	54,6427%
	Goodwill				(25,815)	(21,695)
Buenos Aires Trade and Finance Center S.A.	Common 1 vote	0.001	12,000		5,654	5,667	Real estate investments	Bolívar 108 1° PISO BUenos Aires	12.31.2003	12	(13)	27,200	100%
	Irrevoc,.Contrib.	—	—		21,546	21,401
	P. expenses				143	143
Llao – Llao Resort S.A	Common 1 vote	0.001	5,878,940		11,967	10,761	Hotel Llao-Llao explotation	Florida 537 Piso 18 Buenos Aires	12.31.2003	11,757	2,411	28,282	50%
	Irrevoc. Contrib.	—	—		2,397	2,397
	P. expenses				224	229
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		7,007	7,007	Banking		12.31.2003	62,500	(20,370)	104,372	5,1000%
Ritelco S.A.	Common 1 vote	0.001	66,970,394		86,989	38,955	Investments	Zabala 1422, Montevideo	12.31.2003	66,970	48,033	144,329	100%
	Irrevoc. Contrib.				27,340	—
Banco Hipotecario S.A – shares	Common 1 vote				—	7,793			12.31.2003
Banco Hipotecario S.A. – options	Common 1 vote	0.001	228	0,098	22	—	Banking		12.31.2003

Total as of December 31, 2003					699,284	—

Total as of June 30, 2003					—	641,508

(1)	Quotation price of APSA’s shares at December 31, 2003 is Ps. 4.15 Quotation price of APSA’s shares at June 30, 2003 is Ps. 2.50

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of December 31 and June 30, 2003

In thousand of pesos

Schedule D

Items	Value as of December 31, 2003	Value as of June 30, 2003
Current Investments
Time deposits	—	5
Mutual funds (1)	22,126	74,508
Convertible Bond APSA 2006 – Accrued interest (2)	3,967	3,814
Interest “Banco Ciudad de Buenos Aires Bond” (2)	30	—
IRSA I Trust Exchangeable Certificates (2)	1,148	1,104

Total current investments as of December 31, 2003	27,271	—

Total current investments as of June 30, 2003	—	79,431

Non-current investments
Constitución 1111	1,146	1,146
Dique IV	6,160	6,160
Padilla 902	71	71
Pilar	3,109	3,109
Santa María del Plata	124,594	124,594
Terrenos de Caballito	13,616	13,616
Torres Jardín IV	2,231	2,231

Subtotal	150,927	150,927

IRSA I Trust Exchangeable Certificates	5,408	7,318
Convertible Bond APSA 2006	102,035	83,874
“Banco Ciudad de Buenos Aires Bond”	906	—

Subtotal	108,349	91,192

Art work	37	37

Total non-current investments as of December 31, 2003	259,313	—

Total non-current investments as of June 30, 2003	—	242,156

(1)	Ps. 11,840 and Ps. 8,790 corresponding to the “Dolphin Fund PLC” trust at December 31 and June 30, 2003 not considered as cash for purposes of the statement of cash flows. Ps. 1,264 corresponding to the NCM Development Partner Fund at December 31, 2003 not considered as cash for purposes of statements of cash flows.

(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Provisions

For the six – month period beginning on

July 1, 2003

and ended December 31, 2003 and the year ended June 30, 2003

In thousand of pesos

Schedule E

Items	Balances as of beginning of year	Increases (1)	Decreases	Carrying value as of December 31, 2003	Carrying value as of June 30, 2003
Deducted from assets:
Allowance for doubtful accounts	948	25	(788)	185	948
Impairment of inventory	895	1,577	(1,577)	895	895
Impairment of fixed assets	36,693	—	(2,289)	34,404	36,693
Impairment of undeveloped plots of land	15,285	—	—	15,285	15,285
From liabilities:
Provisions for lawsuits	247	7	(1)	253	247
Provisions for discounts	3	—	—	3	3

Total as of December 31, 2003	54,071	1,609	(4,655)	51,025	—

Total as of June 30, 2003	64,502	23,705	(34,136)	—	54,071

(1)

-	The increase in the allowance for doubtful accounts is shown in schedule H.

-	The increase in the provision for lawsuits is shown in Note 7.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the six – month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos

Schedule F

	December 31, 2003	December 31, 2002
I. Cost of sales
Stock as of beginning of year	11,554	35,417
Plus (less):
Purchases for the period	426	—
Expenses (Schedule H)	301	1,236
Transfers to fixed assets	—	(171)
Transfers from fixed assets	2,606	7,240
Transfers to investments	—	(25,312)
Less:
Stock as of end of the year	(4,409)	(3,033)

Subtotal	10,478	15,377

Plus
Cost of sales – Abril S.A.	618	3,113

Cost of properties sold	11,096	18,490

II. Cost of leases
Expenses (Schedule H)	2,446	2,862

Cost of properties leased	2,446	2,862

III. Cost of fees for services
Expenses (Schedule H)	408	196

Cost of fees for services	408	196

Total costs of sales, leases and services	13,950	21,548

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of December 31 and June 30, 2003

In thousand of pesos

Schedule G

Items	Class	Amount	Prevailing exchange rate		Total as of December 31, 2003	Total as of June 30, 2003
Assets
Current Assets
Cash and banks:
Cash	US$	42,890	0,002880	(1)	124	30
Banks	US$	217,277	0,002880	(1)	626	33,768
Banks	EUR	45,360	0,003620	(1)	164	9,396
Savings accounts	US$	10,678,760	0,002880	(1)	30,755	10,444
Investments:
Boden 2013	US$	800	0,002880	(1)	2	2
Mutual Funds	US$	7,254,418	0,002880	(1)	20,893	72,127
Mutual Funds	EUR	80,391	0,003620	(1)	291	93
Convertible Bond APSA 2006 (interest)	US$	1,354,123	0,002930	(1)	3,967	3,814
Interest “Banco Ciudad de Bs. As. Bond”	EUR	8,174	0,003620	(1)	30	—
Other receivables:
Credit from barter of “Edificios Cruceros”	US$	2,000,000	0,002880	(1)	5,760	—
Intercompany	US$	82,279	0,002930	(1)	241	27,653
Intercompany	U$S	4,302,509	0,002880	(1)	12,391	—

Total Current Assets		26,066,981			75,244	157,327

Non-Current Assets
Investments:
Convertible Bond APSA 2006	US$	34,824,363	0,002930	(1)	102,035	83,874
Banco Ciudad de Bs. As. bond	EUR	250,000	0,003620	(1)	905	—

Total Non-current Assets	US$	35,074,363			102,940	83,874

Total Assets as of December 31, 2003	US$	61,141,344			178,184

Total Assets as of June 30, 2003	U$S	87,355,469				241,201

Liabilities
Current Liabilities
Accounts payable	US$	9,600	0,002930	(1)	28	27
Mortgages payables	US$	750,000	0,002930	(1)	2,197	2,100
Taxes payable	US$	85,801	0,002930	(1)	251	76
Financial debts	US$	4,238,316	0,002930	(1)	12,418	38,636

Total Current Liabilities	US$	5,083,717			14,894	40,839

Non-current Liabilities
Other liabilities					—	—
Guarantee deposits	US$	293,049	0,002930	(1)	859	—
Financial debts	U$S	158,993,019	0,002930	(1)	465,850	458,583

Total Non-current Liabilities	US$	159,286,068			466,709	458,583

Total Liabilities as of December 31, 2003	US$	164,369,785			481,603	—

Total Liabilities as of June 30, 2003	US$	178,364,501			—	499,422

(1)	Official rate of exchange quoted by Banco Nación at December 31, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the six – month periods beginning on

July 1, 2003 and 2002

and ended December 31, 2003 and 2002

In thousand of pesos

Schedule H

						Expenses
Items	Total as of December 31, 2003	Cost of properties leased	Cost of properties sold	Cost of fees for services	Cost of hotel activity	Administration	Selling	Financing	Total as of December 31, 2002
Directors’ fees	—	—	—	—	—	—	—	—	93
Fees and payments for services	341	—	—	—	—	341	—	—	705
Salaries, bonuses and social security charges	2,775	—	—	—	—	2,775	—	—	1,659
Other expenses of personnel administration	64	—	—	—	—	64	—	—	323
Depreciation and amortization	2,569	1,575	—	—	—	419	—	575	3,991
Maintenance of buildings	1,279	871	301	—	—	107	—	—	2,463
Utilities and postage	8	—	—	—	—	8	—	—	7
Travel expenses	38	—	—	—	—	38	—	—	54
Advertising and promotion	148	—	—	—	—	34	114	—	129
Fees and expenses for property sold	498	—	—	—	—	—	498	—	560
Local transportation and stationery	63	—	—	—	—	63	—	—	71
Taxes, rates and assessments	—	—	—	—	—	—	—	—	—
Subscriptions and dues	147	—	—	—	—	147	—	—	67
Interest and indexing adjustments	19,780	—	—	—	—	—	—	19,780	20,322
Bank charges	82	—	—	—	—	—	—	82	200
Safety box and stockbroking charges	95	—	—	—	—	76	—	19	83
Doubtful accounts	25	—	—	—	—	—	25	—	—
Insurance	196	—	—	—	—	196	—	—	23
Security	2	—	—	—	—	2	—	—	8
Courses	3	—	—	—	—	3	—	—	7
Rents	178	—	—	—	—	178	—	—	156
Gross sales tax	223	—	—	—	—	—	223	—	289
Other	577	—	—	408	—	36	—	133	350

Total as of December 31, 2003	29,091	2,446	301	408	—	4,487	860	20,589	—

Total as of December 31, 2002	—	2,862	1,236	196	—	3,931	914	22,421	31,560

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of December 31 and June 30, 2003

In thousand of pesos

Schedule I

	Without term	With maturity date											Total	Interest
			To due									Total with term		Not accrued	Accrued
		Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed term	Variable term
31.12.2003
Assets
Investments	22,236	—	5,115	—	30	—	302	107,745	301	—	113,493	113,493	135,729	30,700	104,087	942
Receivables	110,106	1,222	21,828	610	23	4,985	5,818	34	37	17,994	51,329	52,551	162,657	161,830	827	—
Liabilities
Loans	—	—	9,505	2,913	—	—	18,690	18,690	314,330	112,138	476,266	476,266	476,266	10,416	—	465,850
Other liabilities	20	—	12,213	233	247	4,750	264	840	17	6	18,570	18,570	18,590	18,539	51	—

30.06.2003
Assets
Investments	74,651	—	3,848	1,070	—	—	—	2,071	88,491	—	96,110	96,110	170,761	3,818	86,705	80,238
Receivables	52,298	978	17,057	2,476	26	12	20,319	46	36	17,375	57,347	58,325	110,623	92,186	18,437	—
Liabilities
Loans	—	—	33,084	5,607	(55)	(55)	8,709	17,639	26,570	404,920	496,419	496,419	496,419	38,581	—	457,838
Other liabilities	3,269	149	5,887	7,674	239	2,169	205	578	8	50	16,810	16,959	20,228	20,228	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

Stated in thousand of pesos

1.	None

2.	None

3.	Additional information on assets and liabilities

				To be due (Point 3.c.)
Concept	11.30.2003	Current	Non Current	03.31.2004	06.30.2004	09.30.2004	12.31.2004	12.31.2005	12.31.2006
Receivables
Receivables for sale	183	624	—	2,322	7	16	6	48	33
Other receivables	1,039	—	109,482	19,506	603	7	4,979	5,770	1

Total	1,222	624	109,482	21,828	610	23	4,985	5,818	34

Liabilities
Customer advances	—	—	—	306	176	47	27
Taxes payables	—	—	—	1,298	5	5	2,482	21	21
Trade accounts payable	—	—	—	2,070	—	—	—	—	—
Mortgages payables	—	—	—	—	—	—	2,197	—	—
Other liabilities	—	20	—	8,241	52	14	44	243	819
Short and long term debts	—	—	—	9,505	2,913	—	—	18,690	18,690
Salaries and social securities payables	—	—	—	298	—	181	—	—	—

Total	—	20	—	21,718	3,146	247	4,750	18,954	19,530

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

Stated in thousand of pesos

3.	(Continued)

	To be due (Point 3.c.)
Concept	12.30.2007	12.31.2007	12.31.2008	12.31.2009	12.24.2010	12.31.2010	12.31.2011	12.31.2012	12.31.2013	12.31.2014	Total
Receivables
Receivables for sale	—	37	20	23	—	19	12	14	16	10	232
Other receivables	—	—	3,567	3,529	3,491	—	3,453	3,451	—	389	133,133

Total	—	37	3,587	3,552	3,491	19	3,465	3,465	16	399	133,365

Liabilities
Customer advances	—	—	—	—	—	—	—	—	—	—	—
Taxes payables	—	9	—	—	—	—	—	—	—	—	51
Trade accounts payable	—	—	—	—	—	—	—	—			—
Other liabilities	—	8	—	—	—	—	—	6	—	—	1,076
Short and long term debts	314,330	—	37,379	74,759	—	—	—	—	—	—	463,848
Salaries and social securities payables	—	—	—	—	—	—	—	—	—	—	—

Total	314,330	17	37,379	74,759	—	—	—	6	—	—	464,975

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

Stated in thousand of pesos

The classification of receivables and liabilities is as follows:

4-a.	Breakdown by currency and maturity

Items	Current			Non-current			Total	Total in local currency	Total in foreign currency	Total
	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total non- current
Receivables
Receivables for sale	3,158	—	3,158	232	—	232	3,390	3,390	—	3,390
Other receivables	13,502	12,632	26,134	127,373	5,760	133,133	159,267	140,875	18,392	159,267

Total	16,660	12,632	29,292	127,605	5,760	133,365	162,657	144,265	18,392	162,657

Liabilities
Customer advances	556	—	556	—	—	—	556	556	—	556
Taxes payable	3,539	251	3,790	51	—	51	3,841	3,590	251	3,841
Trade accounts payable	2,042	28	2,070	—	—	—	2,070	2,042	28	2,070
Mortgages payables	—	2,197	2,197	—	—	—	2,197	—	2,197	2,197
Other liabilities	8,371	—	8,371	217	859	1,076	9,447	8,588	859	9,447
Short and long term debt	—	12,418	12,418	(2,002)	465,850	463,848	476,266	(2,002)	478,268	476,266
Salaries and social security payable	479	—	479	—	—	—	479	479	—	479

Total	14,987	14,894	29,881	(1,734)	466,709	464,975	494,856	13,253	481,603	494,856

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

Stated in thousand of pesos

4-b.	Breakdown by adjustment clause

Items	Current			Non-current			Total	Total without adjustment clause	Total with adjustment clause	Total
	Without adjustment clause	With adjustment clause	Total current	Without adjustment clause	With adjustment clause	Total Non-current
Receivables
Receivables for sale	3,158	—	3,158	232	—	232	3,390	3,390	—	3,390
Other receivables	26,134	—	26,134	133,133	—	133,133	159,267	159,267	—	159,267

Total	29,292	—	29,292	133,365	—	133,365	162,657	162,657	—	162,657

Liabilities
Customer advances	556	—	556	—	—	—	556	556	—	556
Taxes payable	3,790	—	3,790	51	—	51	3,841	3,841	—	3,841
Trade accounts payable	2,070	—	2,070	—	—	—	2,070	2,070	—	2,070
Mortgages payables	2,197	—	2,197	—	—	—	2,197	2,197	—	2,197
Other liabilities	8,371	—	8,371	1,076	—	1,076	9,447	9,447	—	9,447
Short and long term debt	12,418	—	12,418	463,848	—	463,848	476,266	476,266	—	476,266
Salaries and social security payable	489	—	479	—	—	—	479	479	—	479

Total	29,881	—	29,881	464,975	—	464,975	494,856	494,856	—	494,856

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current				Total	Total accruing interest	Total not- accruing interest	Total
	Accruing interest		Not- accruing interest	Total current	Accruing interest		Not- accruing interest	Total non- current
	Fixed rate	Variable rate			Fixed rate	Variable rate
Accounts receivables
Receivables	230	—	2,928	3,158	356	—	(124)	232	3,390	586	2,804	3,390
Other receivables	241	—	25,893	26,134	—	—	133,133	133,133	159,267	241	159,026	159,267

Total	471	—	28,821	29,292	356	—	133,009	133,365	162,657	827	161,830	162,657

Liabilities
Customer advances	—	—	556	556	—	—	—	—	556	—	556	556
Taxes payable	—	—	3,790	3,790	51	—	—	51	3,841	51	3,790	3,841
Trade accounts payable	—	—	2,070	2,070	—	—	—	—	2,070	—	2,070	2,070
Mortgages payables	—	—	2,197	2,197	—	—	—	—	2,197	—	2,197	2,197
Other liabilities	—	—	8,371	8,371	—	—	1,076	1,076	9,447	—	9,447	9,447
Short and long term debt	—	—	12,418	12,418	—	465,850	(2,002)	463,848	476,266	465,850	10,416	476,266
Salaries and social security payable	—	—	479	479	—	—	—	—	479	—	479	479

Total	—	—	29,881	29,881	51	465,850	(926)	464,975	494,856	465,901	28,955	494,856

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

Stated in thousand of pesos

5.	Intercompany

a.	Intercompany interest

See Schedule C to the unaudited financial statements.

b.	Intercompany debit/credit balances (Note 9)

Current mortgages and leases receivables

December 31, 2003
Intercompany:
Abril S.A.	3
Alto Palermo S.A.	278
Altocity.Com S.A.	42
Baldovinos S.A.	89
Inversora Bolivar S.A	1,430
Dolphin Fund Management S.A.	5
Cresud S.A.C.I.F.	38
Red Alternativa S.A.	4
Tarshop S.A.	11

Other current receivables

December 31, 2003
Intercompany:
Alto Palermo S.A.	1,904
Shopping Alto Palermo S.A.	2,600
Inversions Financieras del Sur	12,391
Inversora Bolívar S.A.	590
Ritelco S.A.	241
Palermo Invest S.A.	4,731

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

Stated in thousand of pesos

Current accounts payables

December 31, 2003
Intercompany:
Alto Palermo S.A.	166
Altocity.com S.A.	1
Fibesa S.A.	1
Hoteles Argentinos S.A.	2

Other current liabilities

December 31, 2003
Intercompany:
Alto Palermo S.A.	31

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

Stated in thousand of pesos

6.	None.

7.	In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8.	Not applicable. See Notes 2,a., 2,b., 2,c. and 2.d, to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 2.a., 2.b., 2,c. and 2.d. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

Stated in thousand of pesos

13.	Insured Assets.

		Insured amounts	Accounting values	Risk covered
Alsina 934 - Bs. As.	(3)	1.890	1.470	Fire. explosion with additional coverage and debris removal
Alsina 934 - Bs. As.	(3)	308	1.470	Third party liability with additional coverage and minor risks.
Av. de Mayo 589-99 Bs. As.		1.000	4.071	Third party liability with additional coverage and minor risks.
Av. de Mayo 589-99 Bs. As.		4.662	4.071	Fire. explosion with additional coverage and debris removal
Alicia Moreau de Justo 1714 Dock 13	(1)	17.000	37	Fire. explosion with additional coverage and debris removal
Alicia Moreau de Justo 1714 Dock 13	(1)	555	37	Third party liability with additional coverage and minor risks.
Alicia Moreau de Justo 1714 Dock 5	(1)	16.775	—	Fire. explosion with additional coverage and debris removal
Alicia Moreau de Justo 1714 Dock 5	(1)	202	—	Third party liability with additional coverage and minor risks.
Alicia Moreau de Justo 1714 Dock 6	(1)	17.550	1	Fire. explosion with additional coverage and debris removal
Alicia Moreau de Justo 1714 Dock 6	(1)	406	1	Third party liability with additional coverage and minor risks.
Bolívar 108 e H. Yrigoyen 476 Bs. As.		10.395	—	Fire. explosion with additional coverage and debris removal
Bolívar 108 e H. Yrigoyen 476 Bs. As.		3.829	—	Third party liability with additional coverage and minor risks.
Constitución 1111 Bs. As.		460	401	Fire. explosion with additional coverage and debris removal
Constitución 1111 Bs. As.		1.000	401	Third party liability with additional coverage and minor risks.
Constitución 1111 Bs. As.		3.625	401	Fire. explosion with additional coverage and debris removal
Dorrego 1916 Bs. As.	(4)	17.430	13	Fire. explosion with additional coverage and debris removal
Dorrego 1916 Bs. As.	(4)	506	13	Third party liability with additional coverage and minor risks.
Edificios costeros Dique 2 Este. Dockitos. P. Madero Bs. As.		29.400	17.778	Fire. explosion with additional coverage and debris removal
Edificios costeros Dique 2 Este. Dockitos. P. Madero Bs. As.		2.021	17.778	Third party liability with additional coverage and minor risks.
Edificios Costeros Dique 4	(1)	17.000	17.428	Fire. explosion with additional coverage and debris removal
Edificios Costeros Dique 4	(1)	1.002	17.428	Third party liability with additional coverage and minor risks.
F. Alcorta 3351 Palacio Alcorta	(1)	30.250	1	Fire. explosion with additional coverage and debris removal
F. Alcorta 3351 Palacio Alcorta	(1)	1.655	1	Third party liability with additional coverage and minor risks.
Gurruchaga 274 Torres Jardín III	(2)	10.736	27	Fire. explosion with additional coverage and debris removal
Gurruchaga 274 Torres Jardín III	(2)	601	27	Third party liability with additional coverage and minor risks.
Ing. Butty 240 Laminar Plaza	(1)	47.250	27.788	Fire. explosion with additional coverage and debris removal
Ing. Butty 240 Laminar Plaza	(1)	4.130	27.788	Third party liability with additional coverage and minor risks.
Libertador 450-98 Bs. As.	(1)	67.200	35.141	Fire. explosion with additional coverage and debris removal
Libertador 450-98 Bs. As.	(1)	3.758	35.141	Third party liability with additional coverage and minor risks.
Libertador 602 Bs. As.	(1)	25.200	2.463	Fire. explosion with additional coverage and debris removal
Libertador 602 Bs. As.	(1)	1.002	2.463	Third party liability with additional coverage and minor risks.
Madero 1020 Bs. As.	(1)	56.700	3.785	Fire. explosion with additional coverage and debris removal
Madero 1020 Bs. As.	(1)	3.283	3.785	Third party liability with additional coverage and minor risks.
Madero 940 Bs. As.	(1)	36.960	1.991	Fire. explosion with additional coverage and debris removal
Madero 940 Bs. As.	(1)	1.315	1.991	Third party liability with additional coverage and minor risks.
Maipú 1270 - 1300 Bs. As.		44.100	40.407	Fire. explosion with additional coverage and debris removal Fire. explosion with additional coverage and debris removal
Maipú 1270 - 1300 Bs. As.		2.778	40.407	Third party liability with additional coverage and minor risks.
Padilla 870 Torres Jardín II	(2)	9.450	199	Fire. explosion with additional coverage and debris removal
Padilla 870 Torres Jardín II	(2)	607	199	Third party liability with additional coverage and minor risks.
Reconquista 823 Bs. As.		27.300	16.924	Fire. explosion with additional coverage and debris removal
Reconquista 823 Bs. As.		4.218	16.924	Third party liability with additional coverage and minor risks.
Rivadavia 2768	(1)	3.610	118	Fire. explosion with additional coverage and debris removal
Rivadavia 2768	(1)	251	118	Third party liability with additional coverage and minor risks.
Sarmiento 501	(1)	3.885	209	Fire. explosion with additional coverage and debris removal
Sarmiento 501	(1)	607	209	Third party liability with additional coverage and minor risks.
Serrano 287 Torres Jardín I	(2)	9.450	18	Fire. explosion with additional coverage and debris removal
Serrano 287 Torres Jardín I	(2)	607	18	Third party liability with additional coverage and minor risks.
Suipacha 664		31.500	9.849	Fire. explosion with additional coverage and debris removal
Suipacha 664		2.722	9.849	Third party liability with additional coverage and minor risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

Stated in thousand of pesos

General

In the case of insurance covering fire and explosion with additional coverage. the amounts insured are stated at replacement and/or reconstruction to an “as new” condition value. not including land and foundations.

Insured amounts correspond to units belonging to the company that are being sold. and/or units sold under mortgages not having individual policies with assigned rights.

Notes:

(1)	Insured amounts correspond to the total for the building. The amount insured for each co-owner is obtained by applying the percentage of co-ownership to the total insurance.

(2)	Insured amounts correspond solely to jointly held areas.

(3)	Insurance purchased by tenants with provisions for the assignment of rights.

(4)	Insured amounts correspond to units not yet having a bill of sale.

(5)	Insured amounts correspond to common areas and partially to individual areas.

In our opinion. the above-described policies adequately cover current risks.

14.	Not applicable.

15.	See comments in Note 1 to the consolidated unaudited financial statements.

16.	Not applicable.

17.	None.

18.	In accordance which was stipulated in loans agreements. the Company shall not distribute dividends until this obligations would be cancelled.

Buenos Aires. February 9, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period. including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same year for the four previous periods.

	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
Current Assets	273,084	330,189	226,804	366,584	367,694
Non-Current Assets	1,842,910	1,765,926	1,350,891	1,438,148	1,592,256

Total	2,115,994	2,096,115	1,577,695	1,804,732	1,959,950

Current Liabilities	162,813	129,541	496,764	354,118	411,459
Non-Current Liabilities	642,796	855,753	34,297	197,321	127,562

Subtotal	805,609	985,294	531,061	551,439	539,021

Minority interest in subsidiaries	438,335	465,453	88,264	127,920	123,932

Shareholders’ Equity	872,050	645,368	958,370	1,125,373	1,296,997

Total	2,115,994	2,096,115	1,577,695	1,804,732	1,959,950

3.	Consolidated result structure as compared with the same year for the four previous periods.

	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
Operating ordinary profit (loss)	20,968	(364)	12,040	22,389	16,724
Amortization of goodwill	(1,485)	(2,414)	—	—	—
Financial results	33,761	207,581	(96,734)	(48,718)	23,100
Equity in earnings of affiliated companies	(7,703)	(946)	(28,397)	8,502	8,986
Other income (expenses)	20	10,845	(2,939)	(2,957)	816

Income (loss) before taxes	45,561	214,702	(116,030)	(20,784)	49,626
Income tax/ asset tax	(12,952)	(23,333)	(3,284)	(323)	(7,050)
Minority interest	(196)	(25,819)	(1,141)	(1,383)	(2,812)

Net income (loss)	32,413	165,550	(120,455)	(22,490)	39,764

IRSA Inversiones y Representaciones Sociedad Anónima

4.	Statistical data as compared with the same year of the four previous periods.

Summary of properties sold in units and thousand of pesos.

Real Estate	Accumulated as of December 31, 2003 (1)	Accumulated as of December 31, 2002 (1)	Accumulated as of December 31, 2001 (1)	Accumulated as of December 31, 2000 (1)	Accumulated as of December 31, 1999 (1)
Apartments & Loft Buildings
Torres Jardin	—	113	1,629	5,017	3,893
Torres de Abasto	—	444	4,312	9,624	(12,638)
Alcorta Palace	—	1	524	—	20
Concepción Arenal and Dorrego 1916	—	—	108	2,803	1,659
Alto Palermo Park	—	921	2,617	—	5,074
Alto Palermo Plaza	—	—	1,428	1,276	—
Other	112	407	—	330	595

Residential Communities
Abril / Baldovinos	2,588	7,400	4,785	10,403	11,898
Villa Celina I, II and III	—	28	(51)	57	119
Villa Celina IV and V	23	—	44	2,027	—
San Jorge Village	—	—	—	—	251

Undeveloped parcels of land
Monserrat	—	—	—	1,803	—
Dique IV	—	—	—	12,310	—
Otras	89	—	—	—	—

Other
Av, de Mayo 701	—	—	—	3,108	—
Santa Fe 1588	—	—	8,167	—	—
Dique II	5,211	—	—	—	—
Libertador 498	—	2,313	—	—	—
Constitución 1111	—	1,988	—	—	—
Madero 1020	4,774	5,626	—	—	—
Madero 940	—	1,649	—	—	—
Other	312	827	192	182	751

	13,109	21,717	23,755	48,940	11,622

(1)	Deductions on account of gross sales tax are not included.

IRSA Inversiones y Representaciones Sociedad Anónima

5.	Key ratios as compared with the same year of the four previous periods.

	December 31, 2003		December 31, 2002		December 31, 2001		December 31, 2000		December 31, 1999
Liquidity ratio
Current Assets	273,084	= 1,68	330,189	= 2,55	226,804	= 0,46	366,584	= 1,04	367,694	= 0,89

Current Liabilities	162,813		129,541		496,764		354,118		411,459

Indebtedness ratio

Total liabilities	805,609	= 0,92	985,294	= 1.53	531,061	= 0,55	551,440	= 0,49	539,021	= 0,42

Shareholders’ Equity	872,050		645,368		958,370		1,125,373		1,296,997

(Loss) Income before income tax, tax on assets and minority interest.

	December 31, 2003		December 31, 2002		December 31, 2001			December 31, 2000		December 31, 1999
Income before income tax/Tax on assets	45,365	= 0.05	188,883	= 0,39	(116,028)	=	(0,11)	(20,783)	= 0,02	49,626	= 0,04

Shareholders’ equity at end excluding (loss) income for the period	839,637		479,818		1,078,823			1,147,861		1,257,233

6.	Brief comment on the outlook for the coming year.

See attached.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have reviewed the balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2003, and the related statements of results, changes in shareholders’ equity and cash flows for the six month periods ended December 31, 2003 and 2002 and the complementary notes 1 to 12 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries which are presented as complementary information. The preparation and issuance of the financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the financial years ended June 30, 2003 and 2002, on which we issued our unqualified report dated September 8, 2003, we report that:

a)	The financial statements of IRSA Inversiones y Representaciones S.A. at December 31, 2003 and 2002 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all the significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from Company financial statements at June 30, 2003.

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Report of Independent Auditors (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2003, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 80 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 9, 2004

PRICE WATERHOUSE & Co.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)

Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 1	José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Comments on the fiscal period operations

During the last months of 2003, Argentina’s economic recovery registered an upturn, reaching an annual growth rate of 9.2 percent from September to November. Spurred by a very favorable international context, which included a historic growth of the US economy, extremely low interest rates and excellent commodity prices, a positive domestic scenario with increases in consumption and investment, the Argentine GDP showed an outstanding growth of around 8% for the year. This noteworthy recovery has placed growth estimates for 2004 around 6.5%, a more than reasonable outlook considering a growth floor for this year of 3.4% based on cumulative statistical data.

Thus, it was possible to exceed the fiscal goals agreed with the IMF reaching a primary surplus of 2.3% of GDP (0.2% above the target). The better prospects made it possible for the State to incur indebtedness for the first time since the default on payments, through a three-year debt issuance placed by the Argentine Central Bank (BCRA). This institution also achieved an important increase in the year of 35% in its international reserves, reaching US$ 14.119 billion at 31 December 2003.

Meanwhile, the good performance of the economic activity was accompanied by the creation of jobs generating an increase of 8.3% in total employment (formal and informal) and an increase in real salaries benefited by the low annual inflation of 3.7%. These variables had their impact on private consumption, which increased 7.8% during the year.

During the first half of fiscal year 2004 a net result of Ps. 32.4 million (US$ 11.1 million) was recorded, lower than the Ps. 165.6 million (US$ 49.1 million) recorded in the same period last year. The noteworthy increase in operating income, from a loss of Ps. 0.4 million (US$ 0.1 million) in the first six months of fiscal year 2003 to a gain of Ps. 21.0 million (US$ 7.2 million) for the same period of fiscal year 2004, was offset by the decrease in net financial results, which had its contribution to the net result significantly reduced from Ps. 207.6 million (US$ 61.6 million) in the first half of fiscal year 2003 to Ps. 33.8 million (US$ 11.5 million) for the same period of fiscal year 2004. This decrease was due mainly to changes in the exchange rate.

In the present scenario of solid growth in the Argentine economy, we embarked on operations related to projects targeting the high-income sector, both in the launch of our own projects or looking for synergies with other developers to carry out joint operations. We believe the occupancy rate of our office buildings will continue to recover hand in hand with the growth of the sectors related to exports which, benefited by the depreciation of the peso, will again occupy premium office space and take advantage of lower prices. The record occupancy levels of the hotel market recorded in January 2004 confirm our forecasts for the sector. We believe that our hotels will continue to benefit from tourism and so will our shopping centers with the addition of clients with high purchasing power.

Analysis of results

In compliance with National Securities Commission (CNV) regulations, the application of the inflation adjustment method in the Financial Statements of public companies has been discontinued as from March 1, 2003. Therefore, the Financial Statements ended 31 December 2003 do not contain recognition of the effects of inflation as from said date. On the other hand, figures for the period ended December 31, 2003 have been restated for comparative purposes using the coefficient 1.0074 that reflects the wholesale inflation of 0.74% between the months of December 2002 and February 2003.

When appropriate and solely for the convenience of the reader we have translated Peso amounts into U.S. dollars at the applicable exchange rate quoted by Banco de la Nación Argentina as of December 31, 2003 and 2002, which were Ps. 2.93 and Ps. 3.37 per US$ 1.0 respectively.1

Net results for the six-month period ended on December 31, 2003 totaled a gain of Ps. 32.4 million (US$ 11.1 million) or Ps. 0.152 per share (Ps. 0.101 on a diluted basis), as compared to a gain of Ps. 165.6 million (US$ 49.1 million), or Ps. 0.797 per share (Ps. 0.508 on a diluted basis) for the same period of fiscal year 2003.

Consolidated net sales for the six-month period totaled Ps. 109.1 million (US$ 37.2 million) compared to Ps. 104.1 million (US$ 30.9 million) in the same period last year.

The contribution of the various segments to net sales was as follows: Sales and Developments Ps. 13.4 million (US$ 4.6 million), Offices and Other Rental Properties Ps. 7.2 million (US$ 2.4 million), Shopping Centers Ps. 68.4 million (US$ 23.4 million), and Hotels Ps. 20.1 million (US$ 6.9 million).

Operating income showed an important increase, from a loss of Ps. 0.4 million (US$ 0.1 million) in the first half of fiscal year 2003 to a gain of Ps. 21.0 million (US$ 7.2 million) in the first six months of fiscal year 2004. This result was driven by a 4.8% increase in net sales and a 16% decrease in costs. Nevertheless, the lower net income is mainly explained by the effect of net financial results. While in the first half of fiscal year 2003 net financial results amounted to Ps. 207.6 million (US$ 61.6 million), for the same period of fiscal year 2004 they amounted to only Ps. 33.8 million (US$ 11.5 million). The 11% appreciation of the local currency against the dollar in the first six months of fiscal year 2003 generated positive net exchange differences of Ps. 139.2 million (US$ 57.3 million), while the 5% depreciation of the peso in the same half of 2004 generated negative net exchange differences of Ps. 11.4 million (US$ 3.9 million). Nevertheless, this effect was partially offset by the results from financial operations, which increased from Ps. 23.8 million (US$ 7.1 million) in the first half of fiscal year 2003 to Ps. 74.3 (US$ 25.3 million) million for the same period of fiscal year 2004, principally thanks to the increased value of our holding in Banco Hipotecario S.A.

EBITDA for the six-month period ended on 31 December 2003 was Ps. 54.0 million (US$ 18.4 million), 3% less than for last year.

[1]	We make no representation that the Argentine Peso amounts actually represent, could have been or could be converted into US Dollars at the rates indicated, at any particular rate or at all.

Second quarter fiscal year 2004 highlights, including significant operations occurred after the end of the period.

I.	Offices and other rental properties

During the period ended on December 31, 2003, the rent from lease properties totaled Ps. 7.2 million (US$ 2.5 million) compared to Ps. 10.0 million (US$ 3.0 million) for the same period of fiscal year 2003. The decrease was mainly due to the fact that the price of Class A office space was severely hit by the economic crisis.

Currently, the market trend points towards recovery of unoccupied spaces principally in premium areas and a slight improvement in prices. This trend has been observed in our office portfolio over the last months.

Average occupancy reached 73% showing a slight recovery with respect to the close of the same period last year. It should be pointed out that the occupancy level of our properties is above the market average.

The following table contains detailed information about IRSA offices and other rental properties as of December 31, 2003.

	Date of acquisition	Leaseable Area m2 (1)	Occupancy rate (2)	Monthly rental income Ps. /000 (3)	Total rental income for the period ended December31 of Fiscal Year Ps. /000 (4)			Book Value Ps. /000 (5)
					2004	2003	2002
Offices
Inter-Continental Plaza (6)	11/18/97	22,535	58%	307	1,880	3,455	7,656	63,042
Libertador 498	12/20/95	10,533	76%	217	1,184	1,233	3,219	35,155
Maipú 1300	09/28/95	10,325	85%	181	1,002	1,143	3,108	40,408
Laminar Plaza	03/25/99	6,521	90%	186	1,161	1,521	2,888	27,791
Madero 1020	12/21/95	1,359	16%	2	85	433	1,445	3,788
Reconquista 823/41	11/12/93	6,100	0%	0	0	0	1,517	16,925
Suipacha 652/64	11/22/91	11,453	45%	45	252	298	910	9,849
Edificios Costeros	03/20/97	6,389	87%	85	343	222	1,090	17,776
Costeros Dique IV	08/29/01	5,437	59%	61	313	395	956	17,429
Others (7)		3,556	45%	49	297	351	891	8,689

Subtotal		84,208	61%	1,133	6,517	9,051	23,680	240,852

Other Rental Properties
Commercial properties (8)		4,062	98%	12	68	102	1,987	1,870
Other properties (9)		33,329	100%	42	252	469	1,382	3,840

Subtotal		37,391	100%	54	320	571	3,369	5,710

Management fees					327	337	757

TOTAL OFFICES AND OTHER (10)		121,599	73%	1,187	7,164	9,959	27,806	246,562

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Agreements in force as of 12/31/03 were calculated.

(4)	Total consolidated leases according to the RT21 method.

(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.

(6)	Through Inversora Bolívar S.A.

(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602, and Sarmiento 517 (through IRSA). Cumulative revenues for fiscal year 2002 additionally include revenues from Puerto Madero Dock 5 (fully sold).

(8)	Includes the following properties: Constitución 1111 and Alsina 934/44 (through IRSA). Cumulative revenues also include: in the fiscal year 2002, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold).

(9)	Includes the following properties: Santa María del Plata facilities (former Ciudad Deportiva de Boca Juniors through IRSA – only rents are included since book value is reflected on the Developments table), Thames and 1 unit in Alto Palermo Park (through Inversora Bolívar S.A.). Cumulative revenues include: in fiscal years 2002 and 2003, the revenues from Alto Palermo Plaza (fully sold).

(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II.	Shopping Centers - Alto Palermo S.A. (“APSA”).

As of December 31, 2003, we had a 54.64% interest in Alto Palermo S.A. (APSA), the company that operates our shopping centers.

Net results for the six-month period was Ps. 0.1 million (US$ 0.04 million), lower than the profit of Ps. 50.5 million (US$ 15.0 million) recorded in the same period last year. The results of the six months ended on December 31, 2002 had been benefited by a financial result of Ps. 58.1 million (US$ 17.2 million) and by the positive result of Ps. 11.9 million (US$ 3.5 million) generated by the buy-back of our own notes. In the same way, the results of the first half of the fiscal year 2004 were negatively impacted by the depreciation of the local currency against the US dollar which went from Ps. 2.80 per dollar to Ps. 2.93 per US dollar, thus generating negative exchange-rate differences for Ps. 5.7 million (US$ 1.9 million) principally on our US$ 49.3 million debt outstanding. On the other hand, we should highlight net income’s recovery which, in the first quarter of fiscal year 2004, had recorded a negative result of Ps. 3.9 million (US$ 1.3 million).

Total Revenues as of December 31, 2003 amounted to Ps. 68.4 million (US$ 23.4 million), 23.9% higher than the same period last year. This increase is mainly attributable to the increase in the base rent charged to our tenants, to the increase in the occupancy, and to higher revenues of the percentage rent charged on our tenants’ sales.

Gross Profit for the period achieved a significant increase of 52.5%, from Ps. 22.6 million (US$ 6.7 million) in the first half of fiscal year 2003 to Ps. 34.5 million (US$ 11.8 million) during the first half of the fiscal year 2004. 78% of the Company’s costs are depreciations of fixed assets, which have remained stable during the present year. On the other hand, the excellent recovery in our revenues from leases and services and the increase in the invoicing of Tarshop S.A. led to an important increase in our total revenues. Thus Gross profit managed to record this significant increase.

Consolidated Operating Result for the period reported a profit of Ps. 21.4 million (US$ 7.3 million), Ps. 16.7 million higher than the same period last year. In addition to the reasons stated above, this result has been motivated by the drastic fall in the allowance for doubtful accounts, which fell from Ps. 4.1 million (US$ 1.2 million) in the first semester of fiscal year 2003 to a recovery of Ps. 0.3 million (US$ 0.1 million) in the six-month period ended December 31, 2003.

In the six-month period ended December 31, 2003, our tenants’ sales reached Ps. 572.6 million (US$ 195.4 million), representing a nominal increase of 33% compared to the same period last year and a 27% increase in real terms2. Christmas sales measured in real terms even exceeded those made in year 2000.

The commercial success of our tenants continues to increase demand for rental space in our shopping centers. In this way, we managed to increase occupancy rates to 98%, exceeding the levels previous to the Argentine crisis. The evolution of this variable does not only shows an improvement in our business, but also reflects the excellent quality of our portfolio of shopping centers given that the indicators of our competitors are below our levels.

The bonanza that the retail sector is experiencing, gives us the possibility to establish better conditions in new lease contracts. Thus, we increased the cost of the “key money charge” for executing or renewing lease contracts in our shopping centers.

For their part, revenues from percentage rents (% on our tenants’ sales) grew 57% in the semester. This heading is the one that enables us to accompany the good performance of the sector since they increase the adjustment on our “pesified” leases in addition to the Coeficiente de Estabilización de Referencia (Reference Stabilization Coefficient, or CER) (which was established to the “pesified” contracts and has stabilized in the period).

2	Deflated by the Consumer Price Index (CPI) published by the National Institute of Statistics and Census (INDEC).

The improvement in the economic and financial situation of our tenants made a reduction in the bad debt allowance possible from Ps. 4.1 million (US$ 1.2 million) as of December 31, 2002 to a recovery of Ps. 0.3 million (US$ 0.1 million) as of December 31, 2003.

Furthermore, the Company’s operating cash flow reached its highest level ever at a monthly average of Ps. 6.7 million (US$ 2.3 million). These levels are in part helped by the excellent collection of credits in arrears generating a higher income for the Company than its invoicing.

Tarjeta Shopping

Tarshop S.A. is the credit card company in which we have an 80% interest.

In the semester ended on December 31, 2003, our credit card business unit recorded a net income of Ps. 1.4 million (US$ 0.5 million), which contrasts with the Ps. 3.5 million (US$ 1.0 million) loss recorded in the same period last year.

This result has been reached after the reconversion of the business. The consumption of our clients in the semester increased 71% as compared to the same period last year, reaching Ps. 95.9 million (US$ 32.7 million). This increase is equal to an increase of 64% in real terms. The recovery of Tarjeta Shopping as a financial purchasing instrument is reflected in the fact that the sales made through this mean of payment largely outreach the increase of the sales of our shopping centers.

Additionally, in relation to collections, short-term bad debts allowance as of December 31, 2003 reached figures even lower than the levels previous to the crisis. The three-months arrears, which exceeded 11% during 2002, decreased to only 2.6% by the end of the quarter.

The number of outstanding cards and the credit portfolio including securitized coupons as of December 31, 2003 rose to 160,537 cards and Ps. 60.1 million (US$ 20.5 million), respectively. The level of card activation reached 55%.

Rosario Project

During the second quarter of fiscal year 2004, we began the construction of the shopping center in the city of Rosario, the eighth shopping center managed by the Company which will have a gross leaseable area of approximately 20,000 Sqm. We have already commercialized 30% of the stores that will be available, while the demand for the rest continues at considerable high rates. The shopping center opening is expected to be by the end of the present year.

The following table contains information on IRSA’s shopping centers as of December 31, 2003.

	Date of acquisition	Leaseable area m2 (1)	Occupancy rate (2)	Total rental income for the period ended December 31, of Fiscal Year Ps. /000 (3)			Book value Ps. /000 (4)
				2004	2003	2002
Shopping Centers (5)
Alto Palermo	12/23/97	18,181	94%	14,279	13,554	23,439	238,333
Abasto	07/17/94	40,185	99%	12,813	9,494	22,026	214,831
Alto Avellaneda	12/23/97	26,602	99%	7,098	4,772	15,128	101,238
Paseo Alcorta	06/06/97	14,863	99%	7,813	6,134	11,783	70,851
Patio Bullrich	10/01/98	11,751	100%	6,110	4,963	8,565	124,784
Alto NOA Shopping	03/29/95	18,905	96%	1,282	861	2,933	23,147
Buenos Aires Design	11/18/97	14,720	98%	2,809	1,135	5,975	24,613
Fibesa and others (6)				3,534	2,022	4,186
Revenues Tarjeta Shopping				12,689	11,846	28,425

TOTAL SHOPPING CENTERS		145,207	98%	68,427	54,781	122,460	797,797

Projects in progress (7)		20.000					53,885

TOTAL (8)		165,207		68,427	54,781	122,460	851,682

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Total consolidated rents according to RT21 method.

(4)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.

(5)	Through Alto Palermo S.A.

(6)	Includes revenues from Fibesa S.A. and Alto Invest S.A.

(7)	Corresponds to the Rosario Project. The completion date of the project is scheduled for the end of 2004 with an estimated leaseable area of 20,000 m2.

(8)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 of the Consolidated Financial Statements.

III.	Sales and Developments

During the first half of fiscal year 2004 net sales from the sales and development segment fell to Ps. 13.4 million (US$ 4.6 million) as compared to Ps. 21.8 million (US$ 6.5 million) during the same period of fiscal year 2003.

The improved prospects that can be perceived as a result of the recovery of the Argentine economy encourage us to plan future developments, which along with our important stock of ideally located land will allow us to continue with the launch of the projects on which we are working without setting aside new opportunities that may arise in the future.

Sales and other operations

Abril, Hudson, Buenos Aires Province. In the six-month period ended on December 31, 2003, 11 lots of Abril Country Club were sold and 15 reserves were made. All projected neighborhoods are being marketed and 93% of the lots have been sold, remaining only 88 for sale. There are 583 completed houses.

Benavidez option. In December 2003, our controlled company Inversora Bolívar S.A. granted DEESA (Desarrolladora El Encuentro S.A.) an option to acquire our plot in Benavidez, maturing on May 17, 2004. DEESA made a payment of approximately Ps. 89,000 (US$ 30,375) as option premium. If DEESA exercises the option, the total price of the property will rise to approximately US$ 4.0 million, payable in cash or in residential plots in the projected complex.

Edificios Cruceros 1 and 2 Swap. On December 23, 2003, a swap agreement was executed with Residencial Dique S.A. whereby we will receive in exchange for the property 40% of the total square meters to be constructed as well as 40% of the already existing parking spaces in a maximum term of 24 months. The operation is secured by a mortgage for US$ 2.0 million.

Developments

San Martín de Tours. We are about to launch the San Martín de Tours project, wherein we plan to construct a high-quality complex of “house type” home units, a different product among the existing offer.

Below is a detail of IRSA`s development properties as of December 31, 2003.

Development Properties

	Date of acquisition	Estimated cost / real cost	Area destined for sales	Total of units or lots	Percentage constructed	Percentage sold (4)	Accumulated sales (Ps. 000) (5)	Accumulated sales as of December 31 of fiscal year, (6) (Ps. 000)			Book value (Ps. 000) (7)
		(Ps. 000) (1)	(m2) (2)	(3)				04	03	02
Residential Apartments
Torres Jardin	7/18/96	56,579	32,339	490	100%	98%	70,028	—	113	1,629	245
Torres de Abasto (8)	7/17/94	74,810	35,630	545	100%	100%	109,245	—	444	4,312	555
Palacio Alcorta	5/20/93	75,811	25,555	191	100%	100%	76,582	—	1	524	—
Concepcion Arenal	12/20/96	15,069	6,913	70	100%	99%	11,617	—	—	108	42
Alto Palermo Park (9)	11/18/97	35,956	10,488	73	100%	100%	47,467	—	921	2,617	—
Others (10)		50,196	23,900	184	N/A	99%	57,088	112	407	1,428	194

Subtotal		308,421	134,825	1,553	N/A	N/A	372,027	112	1,886	10,618	1,036
Residential Communities
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1,273	100%	93%	204,773	2,588	7,400	4,785	10,200
Villa Celina I, II y III	5/26/92	4,742	75,970	219	100%	99%	13,952	—	28	(51)	43
Villa Celina IV and V	12/17/97	2,450	58,373	181	100%	100%	9,505	23	—	44	—
Other properties		—	—	—	N/A	0%	—	—	—	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	228,230	2,611	7,428	4,778	10,243
Land reserve
Dique 3 (12)	9/9/99		10,474		0%	—	—	—	—	—	25,973
Puerto Retiro (9)	5/18/97		82,051		0%	—	—	—	—	—	46,292
Caballito	11/3/97		20,968		0%	—	—	—	—	—	13,616
Santa Maria del Plata	7/10/97		715,952		0%	—	—	—	—	—	124,594
Pereiraola (11)	12/16/96		1,299,630		0%	—	—	—	—	—	21,875
Dique 4 (ex Soc. del Dique)	12/2/97		4,653		0%	50%	12,310	—	—	—	6,160
Others (13)			4,516,916		N/A	—	89	89	—	—	79,808

Subtotal			6,650,644		N/A	N/A	12,399	89	—	—	318,318
Other
Hotel Piscis	9/30/02	5,231	—	1	100%	100%	9,912	—	—	—	—
Santa Fe 1588	11/2/94	8,341	2,713	20	100%	100%	8,166	—	—	8,167	—
Rivadavia 2243/65	5/2/94	8,166	2,070	4	100%	100%	3,660	—	—	—	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	5,931	—	2,313	—	—
Constitucion 1159	6/16/94	2,314	2,430	1	100%	100%	1,988	—	1,988	—	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	12,928	4,774	5,626	—	—
Madero 940	8/31/94	2,867	772	1	100%	100%	1,649	—	1,649	—	—
Other properties (14)		76,945	40,166	262	N/A	92%	102,047	5,523	827	192	3,324

Subtotal		127,324	55,398	300	N/A	N/A	146,281	10,297	12,403	8,359	3,324
Subtotal		573,892	8,384,115	3,526	N/A	N/A	758,937	13,109	21,717	23,755	332,921

Management fees								271	122	721

TOTAL (15)		573,892	8,384,115	3,526	N/A	N/A	758,937	13,380	21,839	24,476	332,921

Notes

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation.

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation.

(6)	Corresponds to the company’s sales consolidated by the RT21 method adjusted for inflation.

(7)	Cost of acquisition plus improvement plus activated interest of properties consolidated in portfolio at December 31, 2003, adjusted for inflation, less allowances for impairment in value.

(8)	Through APSA.

(9)	Through Inversora Bolivar S.A.

(10)	Includes the following properties: Dorrego 1916 through IRSA, Republica de la India 2785, Fco. Lacroze 1732, Pampa 2966, J.M. Moreno 285, and Arcos 2343 (completely sold), Yerbal 855 (through Baldovinos) Alto Palermo Plaza (fully sold through Inversora Bolivar S.A.).

(11)	Directly through IRSA and indirectly through IBSA.

(12)	Through Bs. As. Trade & Finance S.A.

(13)	It includes the following land reserves: Torre Jardin IV, Constitucion 1159, Padilla 902 and Terreno Pilar (through IRSA), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Terrenos Benavidez (through IBSA) and Terrenos Alcorta, Neuquén, Caballito, and the Coto project (through APSA).

(14)	Includes the following properties: Sarmiento 517, Jerónimo Salguero 3133, Puerto Madero Dock 13, Rivadavia 2768 (through IRSA). Dock 5 and Dock 6, and Dique II (totally sold IRSA). It further includes revenues from contract termination.

(15)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.

IV.	Hotels

The hotel market continues to show positive signals. During this summer, the occupancy of hotels in Buenos Aires experienced record levels, reaching approximately 60% for 5-star hotels. The growth was fostered by the arrival of foreign tourists, thanks to the opening of new air routes to Buenos Aires, which offset by far the drop in the presence of the corporate sector. The foreign tourism, with greater purchasing power, also made possible the recovery of average rates.

Our first-class hotel segment continues to show a positive trend along with the market.

Accumulated average occupancy rates for our hotels during this period increased notably and reached 67% as compared to 53% during last year. Average prices suffered, with an average price per room of Ps. 265 (US$ 90) as compared to Ps. 283 (US$ 84) during the first six months of last fiscal year. The Llao Llao hotel, which has positioned itself as a first-class resort, unique in Argentina both for its services and location, has one of the highest per-room rates in Argentina.

Revenues from the hotel activity for the period ended on December 31, 2003 increased to Ps. 20.1 million (US$ 6.9 million) as compared to Ps. 17.5 million (US$ 5.2 million) during the same period last year.

The chart below shows information on our hotels as of December 31, 2003.

Consolidated Hotels

	Date of acquisition	Number of rooms	Average occupancy	Average price per room	Accumulated sales as of December 31, of Fiscal Year (Ps. 000) (3)			Book value as of December 31, 2003
Hotel			% (1)	Ps. (2)	2004	2003	2002	(Ps. 000)
Inter-Continental	Nov-97	312	61	215	12,734	11,364	13,080	56,114
Sheraton Libertador	Mar-98	200	69	189	7,401	5,826	8,466	38,800
Piscis (4)	Sept-02	—	—	—	—	352	—	—

Total		512	64	205	20,135	17,542	21,546	94,914

Unconsolidated Hotels

	Date of acquisition	Number of rooms	Average occupancy	Average price per room	Accumulated sales as of December 31, of Fiscal Year, (Ps. 000) (5)			Book value as of December 31, 2003
Hotel			% (1)	Ps. (2)	2004	2003	2002	(Ps. 000)
Llao Llao	Jun-97	157	75	460	14,975	11,715	9,343	14,588

Total (7)		669	67	265	35,110	29,257	30,889	109,502

Notes:

(1)	Accumulated average in the period.

(2)	Accumulated average in the period.

(3)	Corresponds to our total sales consolidated under the RT21 method adjusted for inflation.

(4)	The Piscis Hotel was sold on March 19, 2003. See “Sales and Developments” table.

(5)	While Llao Llao Hotel sales are no longer consolidated, we deem it relevant to include them. It does not represent the effective participation of IRSA.

(6)	The book value represents the value of our investment.

(7)	It includes the total consolidated hotels plus Llao Llao, which is no longer consolidated.

V.	Financial and other transactions

Acquisition of Banco Hipotecario S.A. (BASE: BHIP) shares and warrants. On December 30, 2003, the company acquired 1,975,990 Banco Hipotecario S.A. shares at a price of US$ 2.3868 per share and 18,020 warrants at a price of US$ 33.86 each, granting it the right to acquire an additional total of approximately 1,802,000 shares. The transaction implied a total disbursement of US$ 5.3 million.

Furthermore, Ritelco S.A., an IRSA controlled company, acquired 2,140,277 Banco Hipotecario S.A. shares at a price of US$ 2.3868 per share and 19,517 warrants at a price of US$ 33.86 each, granting it the right to acquire an additional total of approximately 1,951,700 shares with a disbursement of US$ 5.8 million.

The Company increased its investment in Banco Hipotecario S.A. because of its attractive long-term prospects and considering the mortgage lending services to be complementary to its diversified real estate activities.

Exercise of Banco Hipotecario S.A. warrants. After December 31, 2003, IRSA exercised a substantial part of its holding of Banco Hipotecario S.A. warrants for 21,500 units, while Ritelco S.A. followed suit for 26,240 units. In exchange they received 2,150,000 and 2,624,000 shares, respectively. This transaction implied an investment of US$ 5.2 million for IRSA and of US$ 6.3 million for Ritelco S.A.

The aggregate number of Banco Hipotecario S.A. shares held by both companies is 19,969,716.

It should be pointed out that in January 2004, Banco Hipotecario S.A. successfully completed the restructuring of its debt, with a very high percentage of its bond holders and 100% of its bank creditors having accepted its offer. The conclusion of this process puts the bank in a situation of compliance with its obligations with virtually all its creditors, positioning it as a leading financial institution in Argentina with sustainable financial stability and solvency.

Reduction of debt through conversion of Convertible Notes and exercise of warrants. To date, our debt for the issuance of convertible notes was reduced by US$

5,477,071 due to the conversions executed. As a result 10,049,663 shares of Ps. 1 nominal value each were issued.

Likewise, on December 31, 2003, holders of warrants paid the sum of US$ 5.6 million to exercise 4,628,808 units, which resulted in the issuance of 8,493,223 shares.

In this way, the amount of outstanding Convertible Notes is currently US$ 94,522,929, while the number of shares of the Company totals 230,542,159 and the number of outstanding warrants amounts to 95,371,192.

Buy-back debt offer. On January 21, 2004, IRSA made a buy-back offer on the Series 3 Floating Rate Notes for US$ 37.4 million and on the Syndicated loan for US$ 35 million, both due in November 2007, for up to a maximum of US$ 15.0 million cash at a price of 72%. The settlement date of the offer is March 17, 2004.

Director’s Resignation. On November 25, 2003, our director M. Marcelo Mindlin, announced he was resigning his position to start personal commercial undertakings. Mr. Mindlin collaborated throughout recent years and left his own personal mark on the setting of the objectives, projects, businesses, and the particular style of the Company. Our Board of Directors wishes Mr. Marcelo Mindlin the best of successes on the personal and professional levels that he deserves.

Collection of APSA dividends in cash. At the end of November 2003, Ps. 5,5 million (US$ 1.9 million) were collected in dividends in cash distributed by our subsidiary APSA.

Winners of the IR Magazine Award. IR Magazine gave us the IR Magazine Award 2003 for our Investor Relations efforts. We are proud of receiving this distinction, for which we competed with the leading companies in our country. We will continue to work diligently to give our investors the best service.

Transfer of headquarters. In December 2003 we completed the move of our headquarters to the InterContinental Plaza tower located at Moreno 877 21st Floor – Buenos Aires – Argentina (C1091AAQ).

VI.	Prospects for next quarter

Within the context of the economic recovery our country is showing, maintaining our clearly positive vision on the future and basing ourselves on the solid financial structure of the Company and on the important stock of land reserve still to be developed, our plan is aimed at energetically continuing with the projects we have involved ourselves in during the last months without leaving aside the possibility that new undertakings may arise throughout this year.

With new prospects open in the construction sector and in view of the current lack of credit availability for housing, we are focusing our next undertakings on the high-income sector, as in the cases of the San Martín de Tours project and the Cruceros buildings, while also making the most of other business opportunities like Benavidez, which targets the same socio-economic sector.

In the shopping centers segment our objective is to continue offering a wide variety of commercial proposals based on the needs of our consumers. In this way, the choice of our shopping centers by the public will increase the commercial success of our tenants, thus giving rise to greater demand for space in our shopping centers. This will make it possible for us also to continue increasing our revenues. Capitalizing on the expansion of the sector, we will continue to work diligently in the development of the Rosario project with the objective of meeting deadlines until its scheduled opening date.

On the basis of the encouraging signs in the economy, we trust that the slight recovery observed in the occupancy level of our office buildings will continue its upward surge, as so will the excellent performance of our hotels, following market trends, which reached record levels in the summer encouraged by the growing arrival of tourists drawn by the attractive prices Argentina offers.

We believe we have the necessary mix: a strategic portfolio of assets and business plan, we are leaders in the segments we operate in, we possess a solid financial structure and the backing and trust of our shareholders. As we have been doing throughout our history, we will continue contributing and accompanying our country’s growth.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated:  February 18, 2004